RECEIVED

2007 JUL 23 P 12:-1

OFFICE OF INTERNAT' CORPORATE F...

07025483

Atos Origin
WORLDWIDE IT PARTNER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

June 30, 2007

SUPPL

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since March 2007, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

7/25

Atos Origin S.A.

Les Miroirs C
18, avenue d'Alsace
92926 Paris La Défense - France

Tél. : +33 (0)1 55 91 20 00
Fax : +33 (0)1 55 91 20 05
www.atosorigin.com

Siège Social :
Les Miroirs C, 18, avenue d'Alsace
92400 Courbevoie - France

S.A. à Directoire et Conseil de Surveillance au capital de 67 624 976 euros - Siren : 323 623 603 RCS Nanterre
TVA intracommunautaire : FR 52 323 623 603

Atos Origin
WORLDWIDE IT PARTNER

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

Please note that all these information and documentation are also available, in English translation, by electronic access to our shareholders on our web site (www.atosorigin.com/investors).

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.18.

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

Atos Origin
WORLDWIDE IT PARTNER

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
Implementation of a share buy-back program	Made public on 24 May 2007
2006 Annual Report	To be made public prior to the annual Shareholders meeting
Declaration of share transfer made by Board members	Made public on 14 and 15 June 2007

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- France Printemps selects Atos Origin to audit compliance of its accounting information system (2 April 2007)
- Atos Origin showcases latest Multichannel CRM innovations at SECA 2007 (2 April 2007)
- Séga Sako appointed as CEO for Atos Origin in North Africa (5 April 2007)
- Telefonica Moviles together with Atos Origin and Scanbuy launch an innovative solution allowing Widespread Use of Barcodes with Mobile Handsets (10 April 2007)
- The Atos Origin Nantes and Brest Services Centre achieves level 3 CMMI certification (11 April 2007)
- The Atos Origin Lyon Services Centre achieves level 3 CMMI certification (11 April 2007)
- Atos Origin chosen by DSM as global strategic IT services partner till 2013 (12 April 2007)
- Atos Origin Systems Integration in France (19 April 2007)

- Atos Origin finalist for two 2007 Global SAP Pinnacle Awards for outstanding partnership (19 April 2007)
- Olympic Worldwide IT Partner Atos Origin to also provide IT Services for Beijing 2008 Paralympics Games (25 April 2007)
- Allied Bank selects Atos Origin's ASCCEND solution to drive Credit Card Strategy (25 April 2007)
- Gilles Arditti appointed Group Senior Vice-President Investor Relations and Financial Communications at Atos Origin (26 April 2007)
- Atos Origin renews Premier Travel Inn contract agreement (30 April 2007)
- Atos Origin presents "collaborative excellence" expertise and case studies at European Consumer Products and Retail event ECR (2 May 2007)
- SAP and Atos Origin introduce carefree insuring (3 May 2007)
- More revenue-generating opportunities for banks with the new Atos Origin card debit concept (7 May 2007)
- Atos Origin pilots first two way, one to many Electronic Trading Platform for London Insurance Market (8 May 2007)
- Atos Origin to join SAP's Industry Value Network for Chemicals (9 May 2007)
- Atos Origin communicates about its contract with KarstadtQuelle (9 May 2007)
- Organon outsources global support organization to Atos Origin (10 May 2007)
- Atos Origin wins Gold with SAP Hosting (10 May 2007)
- Atos Origin's shares have been suspended pending a press release scheduled for Monday morning 14 May 2007 before the market opens (11 May 2007)
- **Atos Origin announces Q1 revenues – conclusion of the review of strategic options (14 May 2007)**
- EPCA 2007 : Atos Origin to present innovative acquiring solutions and scenarios for online banking-based electronic payment processes in the SEPA age (15 May 2007)
- Atos Origin tests IT systems and applications for Pan-American Games Rio 2007 (17 May 2007)
- Atos Origin successfully delivers upgrade to NHS Choose & Book Service (22 May 2007)
- Atos Origin optimizes Call Center for French Police Mutual Insurance Association (24 May 2007)
- BP extends application management contract with Atos Oriign (24 May 2007)
- Lion Copolymer selects Atos Origin for immediate disentanglement transition services (29 May 2007)
- Atos Origin wins Grand Prix at the Public : Private Finance Awards 2007 (29 May 2007)
- Atos Origin promotes the participation of women in IT (29 May 2007)

- Six more hospitals deploy Open Source Emergency Medical Record Solution (29 May 2007)
- Atos Origin strengthens future of sales experts with launch of Global University (30 May 2007)
- Atos Origin celebrates an award-winning month (31 May 2007)
- Dominique Illien, Atos Origin Management Board member, pursues new opportunities (1st June 2007)
- Atos Origin, Microsoft and Compuware team up to support migration of applications to .Net (6 June 2007)
- NXP Semiconductors signs contract with Atos Origin to migrate global file transfer infrastructure to Axway's solution (11 June 2007)
- Atos Origin new Management Board structure (12 June 2007)
- Lyonnaise des Eaux chooses Atos Origin to manage Multichannel Automated Call Center for Outbound Customer Calls (21 June 2007)
- Atos Origin launches Atos Healthcare (20 June 2007)
- Oxygen-Finance choose Atos Origin Private Label Services (21 June 2007)
- IT employees name Atos Origin as favourite employer in Dutch Salary Survey 2007 (22 June 2007)
- Michel-Alain Proch appointed Chief Financial Officer at Atos Origin (25 June 2007)
- Five Atos Origin Service Centers in France have obtained CMMI level 3 certification (27 June 2007)
- GE Money Bank selects Atos Origin as its Visa Card Processor (28 June 2007)

Appendix B

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

FREE TRANSLATION

ATOS ORIGIN
A French company with a Management Board and a Supervisory Board
Headquarters: 18 avenue d'Alsace - La Defense 3 - 92400 COURBEVOIE
Registered in Nanterre, no. 323 623 603
with a share capital of 68,904,589 euros

Description of the share buy-back program
Authorized by the Shareholders' meeting held on 23 May 2007
(6th resolution)

Paris, 24 May 2007

This statement is made pursuant to the provisions of articles 241-1 and seq. of Règlement Général of the Autorité des Marchés Financiers.

Date of Shareholders' meeting authorizing the share buy-back program

Authorization granted by the Shareholders' meeting of 23 May 2007 for a duration of 18 months.

Share of capital held by the Company and allocation by objectives

As of 23 May 2006, the Company owns 479,793 shares, i.e. 0,69% of the share capital :

Number of shares	Allocation
264,000	Liquidity agreement
215,793	Grant to employees and officers of the Company

Share buy-back program objectives

Shares bought may be used in the following order of priority :

a. Grant shares to employees or managers of the Company or of one of the Group's companies, under the conditions defined by law and regulations, notably in compliance with employee profit sharing schemes, share subscription option schemes, or for the grant of free shares or sale of shares to employees;
b. Cancel acquired shares, as authorised by a shareholders' meeting;
c. Keep and remit shares in exchange or in payment in connection with external growth transactions, as the case may be, and as authorised by laws and regulations;
d. Remit shares upon the exercise of rights in connection to convertible securities;
e. Stabilise the market or the liquidity of its shares through a liquidity agreement signed with an investment service provider in compliance with a deontology charter recognised by the Autorite des marches financiers;
f. Allow the Company to trade in the Company's *shares* on the stock exchange market or otherwise, for any other implementation of a market practice authorised by law and regulations, either now or in the future.

Maximum share of capital, maximum numbers and characteristics of shares the issuer is proposing to buy – Maximum share price

Share characteristics : ordinary shares listed in compartment A of the Eurolist market of Euronext Paris, ticker ATO, ISIN number FR0000051732.

Maximum number of shares which may be bought :
10% of the share capital, i.e. 6.890.450 shares. Considering the percentage owned (479.793 shares), the number of shares which can be bought is 6.410.657 actions, i.e. 9,3% of the share capital as of 23 May 2007.

Maximum share price : 62 EUR, i.e. a maximum amount of 397,460,734 EUR.

Duration of the program
18 months from the Shareholders' meeting of 23 May 2007, i.e. up until 22 November 2008 inclusive.

Transactions made during the prior program (from 23 May 2006 to 22 May 2007)

Percentage of capital owned directly or indirectly as of 22 May 2007	0,69%
Number of shares cancelled over the last 24 months	0
Number of shares held in a portfolio as of 22 May 2007	0,69 % - 479,793
Book value as of 22 May 2007	24,946,827 €
Market value based on the average share price of 22 May 2007, as of 28 February 2006	25,582,562.76 €

	Aggregate gross amounts		**Positions opened as of 22 May 2007**			
From 23 May 2006 to 22 May 2007	**Acquisitions**	**Sales / Transfers**	**Call options**		**Put options**	
Number of shares	284,000	0	Call	Forward (buy)	Put	Forward (sale)
Including liquidity agreement	69,500	0	0	0	0	0
Average maximum maturity	NA	NA	0	0	0	0
Average price of the transaction	46.12	0	NA	NA	NA	NA
Average exercise price	NA	NA	0	0	0	0
Amounts (in €)	13,099,471	0	NA	NA	NA	NA

****

RECEIVED

2007 JUL 23 P 12:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN

2. NAME OF THE RELEVANT PERSON :

a) First name, last name of the relevant person : Bernard BOURIGEAUD

b) Title in the company if the person is a member of the Supervisory Board or Management Board : Chairman of the Management Board

c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board :

3. DESCRIPTION OF THE COMPANY SECURITY

☒ Shares

☐ Other kind of security

4. NATURE OF THE TRANSACTION

☒ Acquisition of 10,975 shares
☐ Sale
☐ Subscription (nb : includes stock-options exercise)
☐ Exchange

5. DATE OF THE TRANSACTION
Day/Month/Year
14 June 2007

6. PLACE OF TRANSACTION
Paris

7. PRICE PER UNIT
45.56 € per share

8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit)
500,021.00 €

Contact details of the relevant person : Laurence DOUSSOT
Address : 18 avenue d'Alsace – 92926 Paris La Défense

Phone : 33 (0)1 55 91 24 23
Fax : 33 (0)1 55 91 21 90

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN
2. NAME OF THE RELEVANT PERSON : a) First name, last name of the relevant person : Eric GUILHOU b) Title in the company if the person is a member of the Supervisory Board or Management Board : Member of the Management Board c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board :
3. DESCRIPTION OF THE COMPANY SECURITY ☒ Shares ☐ Other kind of security
4. NATURE OF THE TRANSACTION ☒ Acquisition of 10,975 shares ☐ Sale ☐ Subscription (nb : includes stock-options exercise) ☐ Exchange
5. DATE OF THE TRANSACTION Day/Month/Year 14 June 2007
6. PLACE OF TRANSACTION Paris
7. PRICE PER UNIT 45.56 € per share
8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit) 500,021.00 €

Contact details of the relevant person : Laurence DOUSSOT
Address : 18 avenue d'Alsace – 92926 Paris La Défense

Phone : 33 (0)1 55 91 24 23
Fax : 33 (0)1 55 91 21 90

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN
2. NAME OF THE RELEVANT PERSON : a) First name, last name of the relevant person : Philippe GERMOND b) Title in the company if the person is a member of the Supervisory Board or Management Board : Member of the Management Board c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board :
3. DESCRIPTION OF THE COMPANY SECURITY ☒ Shares ☐ Other kind of security
4. NATURE OF THE TRANSACTION ☒ Acquisition of 10,909 shares ☐ Sale ☐ Subscription (nb : includes stock-options exercise) ☐ Exchange
5. DATE OF THE TRANSACTION Day/Month/Year 15 June 2007
6. PLACE OF TRANSACTION Paris
7. PRICE PER UNIT 45.64 € per share
8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit) 497,886;76 €

Contact details of the relevant person : Laurence DOUSSOT
Address : 18 avenue d'Alsace – 92926 Paris La Défense

Phone : 33 (0)1 55 91 24 23
Fax : 33 (0)1 55 91 21 90

France Printemps Selects Atos Origin To Audit Compliance of its Accounting Information System – 02/04/07

Paris – April 2, 2007 - France Printemps, a leading French retailer, has chosen Atos Origin to audit its accounting information system for compliance with a new directive issued by French tax authorities concerning tax auditor access to electronic accounting data. The new legal framework is designed to ensure that a company's information system conforms to applicable tax rules.

"Given their recognized expertise in complex tax compliance analyses, Atos Origin was a natural choice for this assignment," said **Guillaume Savariau, France Printemps' Chief Information Officer**. "We were also impressed by their ability to bring together a project team of top-notch legal, tax and accounting specialists capable of certifying a technological environment and assessing our needs."

France Printemps is taking a proactive approach to new French rules concerning tax audits of computerized accounting systems, using this opportunity to assess compliance of its data archives and its ability to meet tax authority requirements in the event of an audit.
Making the information system compliant allows France Printemps senior management to:

- Acquire greater transparency and traceability of electronic accounting data, providing a global vision of the information system footprint and facilitating any necessary changes.
- Extensively revise processes and standardize them across the business base.
- Create a benchmark with the new data, as a basis for internal performance indicators that are also useful in the event of future external audits.
- Express this commitment to proactive compliance in its investor relations communication.

Atos Origin will structure the project to provide the following deliverables:

- Inventory of current practices.
- Assessment of current state of compliance with tax authority requirements.
- Identification of legal risks introduced by the new tax directive[1],
- Recommendations for actions to ensure basic compliance.

Atos Origin is being supported with specialized expertise from the August & Debouzy law firm, tax advisor Philippe Lorentz, and IT specialist Mahasti Razavi.

"We are very proud to have been selected for this project," **adds Martin Guillaume, Vice President, Atos Origin Solutions Division**. "Our experience and intimate knowledge of EIM[2] will enable us to support the strategic decision-making process for the France Printemps Group."

APPENDICES

1/ New rules introduced by French tax authorities in a directive dated January 24, 2006 (BOI 13 L-1-06) specify the requirements governing audits of the information systems used to prepare accounting data and regulatory filings, such as:

- Accounting information systems.
- Revenue or sales management systems.
- Cash register data capture and related processing sequences.
- Management or business process information systems, such as purchases and inventory management.

2/ EIM Solutions

Enterprise Infrastructure Management (EIM) is a service infrastructure solution for users or for paperless information processing systems that use unstructured* management information. The infrastructure encompasses the entire data lifecycle (from information creation to archiving) and all types of media.

* **Unstructured information** means any information not recorded in a database.

About France Printemps

Founded in 1865 and operated by France Printemps, the Printemps department store is the French trendsetter in contemporary fashion. France Printemps counts 17 directly operated downtown stores in the leading French cities, the Madelios department store in Paris, nine affiliates and three specialized subsidiaries: the Sports division (Citadium and Made In Sport), Printemps Voyage and Printemps Design at the Pompidou Center. With nearly 5,000 employees, Le Printemps had sales including VAT of more than one billion euros in 2006.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont - Tél. : +33 (0) 1 55 91 24 15 - anne-debeaumont@atosorigin.com

About August & Debouzy
Founded in 1995, August & Debouzy is a full-service law firm, providing both advisory and litigation services. Its one hundred attorneys work in five specialized groups: Corporate, Tax, Labor and Employment, Commercial, Intellectual Property and New Technologies, and Governmental & Regulatory Affairs and Competition. Outside France, August & Debouzy works with 30 law firms, covering five continents.
http://www.august-debouzy.com

Atos Origin Showcases Latest Multichannel CRM Innovations at SECA 2007- 02/04/07

SECA European Help Desk Exhibition, April 3-5, 2007 Paris Expo, Porte de Versailles - Hall 4 - Booth E40/F39

Paris – April 2nd, 2007 - Atos Worldline, an Atos Origin Company, is partnering the 11th SECA European Help Desk Exhibition at the Porte de Versailles exhibition center in Paris, from April 3-5, 2007. The event offers an opportunity for Atos Worldline to showcase its latest innovations, including interactive video for contact centers, email contact management, mobile Internet services and a "mid-sourcing" approach to interactive voice response. Atos Worldline client Caisse Nationale d'Assurance Vieillesse des Travailleurs Salariés (CNAV TS) will take part in the SECA seminar on the benefits of new technologies for customer relationship management processes.

Atos Worldline continues to strengthen its leadership position in multi-channel customer relationship management thanks to major advances in Interactive Voice Response (IVR) with Worldline Smart Voice, as well as in virtual contact platforms, with Worldline Smart Contact.

At SECA 2007, Atos Worldline will demonstrate innovative solutions for new generation contact centers at its booth, **E40/F39**:

- **How can video enhance the customer relationship?** Self-service video IVR system accessible from 3G phones
- **How to automate and optimize email processing?** Self-service Web application assisted by a conversational agent (avatar and forms)
- **Which solution is best to optimize a company's multichannel call center?** Demonstration of Worldline Smart Contact
- **How to improve outbound communications over all channels?** Demonstration of Worldline Smart Push
- **How can mobile access improve the customer experience?** Demonstration of a new mobile Internet service and an example of a Mobile Tag application.

All Atos Worldline solutions are open-source and modular. They integrate standard market platforms such as Web Services, Voice XML and VoIP/SIP.

This open vision has led Atos Worldline to develop a forward-facing approach called "mid-sourcing", bringing the benefits outsourcing IVR platforms to companies that want to develop their own applications.

This innovative approach will be featured in a presentation by the director of organization for CNAV TS, the French state pension fund, and the head of CRM for the CRAM health insurance fund for the Nord-Picardie region. They will talk about the benefits of mid-sourcing during the SECA C6 seminar on "New technologies to leverage CRM performance" on Thursday, April 5, from 4:45 pm to 5:15 pm. The presentations will include a look at the hosted mode virtual call centers they have deployed to meet the needs of the 16 regional CNAV TS pension organizations.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of

Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

Further information:

Anne-Marie Capilla
Tel : + 33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

Séga Sako appointed as CEO for Atos Origin in North Africa – 05/04/07

Rabat, April 5 2007 - Séga Sako is appointed Chairman and Managing Director for Atos Origin North Africa, an entity which covers Morocco, Tunisia, Algeria and the French-speaking African countries. He will be reporting directly to Luigi Giacalone, Vice-President of Atos Origin EMA region (Eastern Mediterranean and Africa).

"Atos Origin has been one of the first IT companies to develop a growth strategy in North Africa based on local skills. Séga Sako was part of the team that initiated this strategy and showed great determination in continuing to pursue it successfully," states Luigi Giacalone.

Séga Sako, 49, holds an engineering degree from ISEN and a doctorate in IT from the Ecole des Mines de Saint Etienne. He has more than 20 years experience in the IT sector in companies such as Philips and Digital Equipment.
Before taking responsibility for the management of Atos Origin North Africa, Séga Sako has held different significant management positions, such as France regional director at Sema Group, and integration activities director at Schlumberger Oilfield in Kuala Lumpur (Malaysia).

Atos Origin in North Africa today employs over 100 people and serves clients including leaders in the telecommunications, financial and public sectors.

"Our objective is to pursue Atos Origin growth in the region by consolidating our market share both on a local and regional level, as well as by implementing the group's strategy in the development of our nearshore French-speaking activities, in order to strengthen our position as the leading IT service company in North Africa," explains Séga Sako.

For more information
Isabelle Philippe
+39 06 83 07 42 89
Isabelle.philippe@atosorigin.com

Telefónica Móviles together with Atos Origin and Scanbuy launch an innovative solution allowing Widespread Use of Barcodes with Mobile Handsets – 10/04/07

Madrid, Paris, 10 April 2007 - Atos Origin, an international IT services company and Scanbuy, Inc., a global provider of wireless commerce solutions, today announced the completion of an innovative mobile barcode platform created for Telefónica Móviles España, the largest wireless operator in Spain (TME). This platform is the first of its kind in Europe to combine multiple uses of barcodes on mobile handsets.

Scanbuy's platform supports TME's strategy to facilitate access to mobile content and use of the handset as a transaction device for its 21.5 million subscribers and will be the first integrated platform combining couponing/ticketing and print-to-mobile. Atos Origin has been selected to provide systems integration and project management services to bring the solution to market.

By selecting Scanbuy's mobile barcode technology, TME will offer its Movistar subscribers access to content by simply pointing their camera phone at a two-dimensional barcode, to be found in advertising, on TV, business cards or websites. Scanbuy's client application ensures quick and easy access to online data and multimedia services from a wide range of handsets. Scanbuy's service platform will allow content providers to create, manage, and monitor their barcodes and to launch couponing and ticketing campaigns by sending barcodes within SMS or MMS.

"*Movistar is committed to delivering innovative user experience to its subscribers and Scanbuy, together with Atos Origin, helps us to fulfil this,*" *said Cayetano Lluch Mesquida, Managing Director, Technology and Services, Telefónica Móviles España. Atos Origin is already a trusted partner of TME with a strong track record in the mobile telecoms market.*"

"*Being selected by Telefónica Móviles España, the leading mobile operator in Spain is not only proof of Scanbuy's best of breed mobile barcode technology but it also positions Scanbuy as the global industry leader,*" *said Jonathan Bulkeley, Chief Executive Officer of Scanbuy, Inc. "Scanbuy provides mobile operators and content providers with more complete utility than any other vendor. Scanbuy will continue to add functionality to its platform and work with handset manufacturers to provide Telefónica Móviles España subscribers the best user experience possible.*"

"*Thanks to this new integrated solution from Scanbuy, TME subscribers will be able to access mobile content and services using the easiest and latest print-to-mobile technology in the market,*" *stated Miguel Bravo, Global Account Director for Atos Origin. "Atos Origin has a proven record of over 20 years of accomplishment and experience in the telecoms sector and has the capacity, skills, and capability to provide global services,*" he concluded.

About Telefónica Móviles España

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both. The company has a significant presence in 23 countries and a customer base that amounts more than 200 million accesses around the world. Telefonica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy. www.telefonica.es Telefónica Móviles España is the mobile operator of Telefónica in the Spanish market. As of December 2006, Telefónica Móviles España had most than 21,4 million customers and a wide catalogue of services and applications with the latest mobile technology, such as UMTS. Movistar is the brand for the mobile companies of Telefónica Group in Spain and Latin America with exception of Brazil.

About Scanbuy, Inc.

Scanbuy (www.scanbuy.com) is a global provider of mobile solutions allowing consumers to access mobile commerce and mobile marketing services in a simple and intuitive way. Scanbuy's barcode-capture technology and services platforms are designed for handset manufacturers, wireless carriers, content providers and retailers to enable swift navigation from the handset to the physical world. Scanbuy is widely acknowledged as the leading solution provider in this emerging market which displays strong growth potential for the consumer wireless market throughout the

world. Founded in New York in March 2000, Scanbuy is led by a pioneer in media and e-commerce and has a strong intellectual property portfolio with over 25 patents filed in the US and internationally since 2001. Scanbuy made Fortune's 2005 list of "25 Breakout Companies" and the "Top 100 Companies in North America" in Red Herring in 2006. The company's investors include Longworth Venture Partners, Masthead Venture Partners and Hudson Ventures.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Atos Origin
Anne-Marie Capilla Tel : + 33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

Scanbuy
Kate Berg
Tel :+914 509 5166
kate.berg@scanbuy.com

The Atos Origin Nantes and Brest Services Centre achieves level 3 CMMI certification – 11/04/07

Optimisation of processes to increase productivity and improve quality of service

Paris, 11 April 2007 - Atos Origin, one of the leading international IT services players, is continuing its ambitious CMMI certification programme as part of the Group's strategy to globalise its operation and improve its operational efficiency. Atos Origin announces that its Nantes and Brest Services Centre has achieved level 3 CMMI (Capability Maturity Model Integration) certification, which confirms the value and the level of industrialisation in its applications and systems production process. In France, Atos Origin's aim is to finalise the CMMI3 certification programme for all of its regional services centres by the end of April 2007.

Atos Origin has implemented a CMMI certification strategy for its activities in the French regions. Atos Origin's national approach demonstrates a strong will to industrialise its methods and tools as well as to improve and capitalise on them, based on the best practice available in the field. It also involves a consolidation of skills which include characteristics specific to each services centre.

Using standard processes and tools, level 3 CMMI certification gives the Nantes and Brest Centre a confirmed industrial approach to meet the expectations of its clients. The ability to measure and analyse process effectiveness now allows for improved organisation of acquired and feedback experience of the projects as well as better and faster training for personnel. Formalising and capitalising on this knowledge makes it easier to begin new projects which now have access to past experience through proven, well supported operational processes, from handling client expectations to final delivery, through validation and configuration management phases. An archive set up in this way facilitates induction for people who have recently been recruited, since they now have access to "turnkey" engineering procedures. These steps are leading towards a permanent increase in working methods. All of these processes are monitored by quality of service indicators.

« *In addition to the satisfaction of this certification which recompenses an approach initialized 2 years ago, the obtaining of the CMMI level 3 shows our strong motivation towards our customers and our employees. Having chosen this industrial model enables each one to share a comprehensive register, to implement tooled and effective approach and to capitalize on each best practice. It gives us the resources necessary for meeting the increasing requirements of our customers in terms of productivity, quality of services, and respect of our commitments. This is a team project which will promote for several years our Group's culture of service and excellence. It represents a major competitive advantage to develop our talents and to win new projects and customers.* », **says Christophe Kemlin, Director of Atos Origin's West Region.**

The Atos Origin Nantes & Brest Service Centre
The West Region has nearly 660 personnel which will be strengthened by 70 new employees in 2007.
Our Nantes and Brest Services Center platforms (located on St Herblain and Brest sites) host both fixed-price and application management projects combining high-level requirements (delays, costs and work packages, quality), various expertises in technological environments (mainframe, new technologies and client/server), and an important flexibility in mobilizing our skills.

The Atos Origin Services Centre is present in Banking, Insurance, Public Sector. It has built its success on the region's fast growing activities, and benefits from the development of "front/back office" projects.

About CMMI
The CMMI model (Capability Maturity Model Integration), developed by the SEI (Software Engineering Institute) at Pittsburgh's Carnegie Mellon University (United States), is a significant step forward from the previous model, CMM.

CMMI defines the key elements required to perfect the processes required to produce effective applications and systems and describes the improvements which enable the change from an improvised process to a mature, disciplined process. It helps to promote the following goals: product

cost, schedule, functionality and quality, set by the company with a view to providing its clients with ever greater satisfaction.

CMMI is becoming the reference for assessing the maturity of a company's processes, by comparing their level with the sector average. CMMI is also useful for planning improvements to a company's applications and systems processes.

CMMI is made up of five levels, with the fifth being the highest. Each level defines the company's level of maturity.
Level 3 corresponds to a "defined" level of maturity, where processes are described and applied by the whole organisation.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont
Tel: + 33 (0)1 55 91 24 15
Email: anne.debeaumont@atosorigin.com

The Atos Origin Lyon Services Centre achieves level 3 CMMI certification – 11/04/07

Paris, 11 April 2007 - Atos Origin, one of the leading international IT services players, is continuing its ambitious CMMI certification programme as part of the Group's strategy to globalise its operation and improve its operational efficiency. Atos Origin announces that its Lyon Services Centre has achieved level 3 CMMI (Capability Maturity Model Integration) certification, which confirms the value and the level of industrialisation in its applications and systems production process. In France, Atos Origin's aim is to finalise the CMMI3 certification programme for all of its regional services centres by the end of April 2007.

Atos Origin has implemented a CMMI certification strategy for its activities in the French regions. Atos Origin's national approach demonstrates a strong will to industrialise its methods and tools as well as to improve and capitalise on them, based on the best practice available in the field. It also involves a consolidation of skills which include characteristics specific to each services centre.

Using standard processes and tools, level 3 CMMI certification gives the Lyon Centre a confirmed industrial approach to meet the expectations of its clients. The ability to measure and analyse process effectiveness now allows for improved organisation of acquired and feedback experience of the projects as well as better and faster training for personnel. Formalising and capitalising on this knowledge makes it easier to begin new projects which now have access to past experience through proven, well supported operational processes, from handling client expectations to final delivery, through validation and configuration management phases. An archive set up in this way facilitates induction for people who have recently been recruited, since they now have access to "turnkey" engineering procedures. These steps are leading towards a permanent increase in working methods. All of these processes are monitored by quality of service indicators.

« *We are proud to have achieved level 3 of CMMI certification. To obtain it, we have put in place a solid organisation which ensures the improvement management and the deployment of procedures. Faultless involvement by our teams enabled us to achieve the ambitious goals we had been given. Today, our Services Centre has a major competitive advantage* », **says Christophe Sérieys, Director of Atos Origin's Rhône-Alpes Region.**

The Atos Origin Lyon Service Centre

Atos Origin currently has more than 1270 employees in the Rhône-Alpes Region, with more than 900 working in the systems integration division. Atos Origin Rhône-Alpes will increase its personnes by around 280 , by the end of 2007.

The Atos Origin Lyon Services Centre is present in Retail, Telecommunications, Automobile, Energy and Healthcare through major information system integration projects which involves:

- a platform for remote clients,
- Back-Office/Front-Office organisation,
- Mutualised applications management.

About CMMI

The CMMI model (Capability Maturity Model Integration), developed by the SEI (Software Engineering Institute) at Pittsburgh's Carnegie Mellon University (United States), is a significant step forward from the previous model, CMM.

CMMI defines the key elements required to perfect the processes required to produce effective applications and systems and describes the improvements which enable the change from an improvised process to a mature, disciplined process. It helps to promote the following goals: product cost, schedule, functionality and quality, set by the company with a view to providing its clients with ever greater satisfaction.

CMMI is becoming the reference for assessing the maturity of a company's processes, by comparing their level with the sector average. CMMI is also useful for planning improvements to a company's applications and systems processes.

CMMI is made up of five levels, with the fifth being the highest. Each level defines the company's level of maturity.
Level 3 corresponds to a "defined" level of maturity, where processes are described and applied by the whole organisation.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont
Tel: + 33 (0)1 55 91 24 15
Email: anne.debeaumont@atosorigin.com

Atos Origin chosen by DSM as global strategic IT services partner till 2013 – 12/04/07

Master Agreement strengthens partnership between Atos Origin and DSM

Utrecht, 12 April 2007 - Atos Origin, an international IT services company, and DSM, a worldwide organization in nutritional and pharma ingredients, performance materials and industrial chemicals, have signed a Master Agreement for the delivery of IT services until the end of 2013. This agreement positions Atos Origin as a global strategic partner for the total scope of IT services and underlines the degree of trust and close long-term collaboration between the two companies.

The following contracts are part of this umbrella agreement:

- The Resourcing Master Agreement - appoints Atos Origin as one of the preferred suppliers for the global delivery of IT staff around the globe for IT-related projects and services in domains such as SAP. This contract, which runs for three years, also includes business consultancy services, Enterprise Content Management, systems integration and infrastructure.
- Delivery of Value Added Network & Security services (VANS) - a three-year contract which provide DSM globally users with network related security services. VANS offers users and trusted parties secure and controlled access from the public Internet to internal resources on the DSM Global Network (DGN) and from the DGN to the Internet.

Agreement is of strategic importance
"*Our customer-supplier collaboration with Atos Origin related to IT services has been excellent over the past year and we see IT as a critical support function for the realization of DSM's strategy. These were the underlying reasons to formalize our partnership in a Master Agreement,*" according to Jo van den Hanenberg, Executive Vice President and CIO at DSM.

Wilbert Kieboom, Management Board Member and CEO Northern Europe at Atos Origin concludes: " *DSM and Atos Origin have already cooperated for many years in the areas of datacenter hosting, infrastructure and application management, and today's agreement recognizes our effective collaboration in the past. We are convinced that Atos Origin can deliver a valuable contribution to help DSM advance its business and meet its strategic goals through the provision of consulting and IT services*".

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas.

For more information, please contact:

Klaas Bos, Communications Manager DSM Corporate ICT
Telephone: +31 46 477 04 18; e-mail: klaas.bos@dsm.com

Marianne Hewlett, Senior Vice President Global Marketing Communications Atos Origin
Telephone: +31 30 299 50 06; e-mail: marianne.hewlett@atosorigin.com

José de Vries, Global Public Relations Manager
Telephone: + 33 1 55 91 24 53, e-mail : jose.devries@atosorigin.com

Atos Origin Systems Integration in France – 19/04/07

Paris, 19 April 2007 - Within the framework of the Transformation plan announced on 5 February 2007 by Atos Origin, the international information technology services company, the Atos Origin French Systems Integration entity wishes to open negotiations to review employment conditions in order to better adapt its organisation and use of resources to the current IT services operating environment, whilst taking into account individual staff members' personal situations. Atos Origin employs 15,000 people in France, of which 7,200 in Systems Integration, and will be a net recruiter in 2007.

In a very competitive environment, marked by strong pricing pressure and the international scope of its clients, in order to maintain its competitiveness Atos Origin Systems Integration needs to accelerate the implementation of the new organisational model initiated in 2004: an increasing proportion of work to be operated from specialised regional service centres throughout France using standardised working methods and tools. Paris based staff will need to meet specific skill sets or new market conditions

This industrial project, which will be implemented before end 2007, will mean the redeployment of 700 people based in the Paris region, without job losses. The entity, in line with Atos Origin's corporate values, undertakes to fully recognise its social responsibility and work with each employee to take into account their individual situation whilst respecting their employment potential. The company will consult and negotiate with the employee representatives regarding the measures to be put in place to assist with any internal or external moves. The company's intention is to rapidly start negotiations with the unions over staff redeployment to define the means and channels as to how to implement this initiative, **on a strictly voluntary basis.**

"We are determined that all parties involved will reach agreement as quickly as possible in order to avoid any uncertainty among our employees,' said idier Zeitoun, CEO of Atos Origin in France."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for press:
Anne de Beaumont
+33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Marie-Tatiana Collombert
+33 (0)1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Contact for Investors:
Gilles Arditti,
Tel: +33 (0) 1 55 91 28 83
gilles.arditti@atosorigin.com

Atos Origin finalist for two 2007 Global SAP Pinnacle Awards for outstanding partnership – 19/04/07

Paris, Houston, 19 April 2007 - Atos Origin, an international IT services company, has been named twice as a finalist in SAP's prestigious Pinnacle Award program for its outstanding partnership. Atos Origin carried off last year's 2006 Pinnacle Award for best performance in Hosting SAP applications. Atos Origin will be present as a SAPPHIRE Sponsor at SAPPHIRE® '07 in Vienna from 14 May to 16 May, in Hall C booth 2.48, and at SAPPHIRE® '07 in Atlanta from April 22 to 25 in the Georgia World Congress Center, in booth 1017 where its experts are present to advise how best to advance its customers' business by integrating SAP offerings.

The Award program is designed to recognize SAP Partners who have excelled in developing their partnership and mutual business with SAP by providing quality products, solutions and services to its customers. Atos Origin is a finalist in the Enterprise SOA Migration Excellence category and also in the Hosting SAP applications category.

Iain Boag, Senior Vice President Enterprise Solutions at Atos Origin said : "Atos Origin is a long term global SAP partner and we have extensive revenues around SAP implementations and full lifecycle support which was underscored by our 2006 Pinnacle Award win. We are delighted to have been nominated twice as a finalist in the 2007 SAP Pinnacle awards from over 150 nominations that were received by SAP. These nominations underline the commitment by both companies to a successful long-term partnership."

The 2007 SAP Pinnacle award finalists are highlighted for their significant contribution to sales and marketing and for their development and innovation in specific areas. The finalists are selected based on nominations received from both partners and SAP employees.

Maximize Manufacturing Together at SAPPHIRE® '07

During SAPPHIRE® '07 Atos Origin will promote its global SAP expertise, especially in the Manufacturing sector in which it has extensive expertise specifically in the Chemical, Oil and Gas, Automotive, and High Tech markets, and its turnover in the Manufacturing sector represents 20% of its Group sales. It focuses on showcasing services and solutions that fall under the 'Maximize Manufacturing Together' initiative, designed to help manufacturing companies consolidate infrastructure and align their software installations while implementing world class pre-configured SAP solutions to streamline the IT landscape and reduce its cost. In Vienna Atos Origin holds a speaking slot Tuesday 15 May from 13:00h. – 14:00h. on the topic Real-time integration – efficient production minimizes fluctuations. Speakers are: Mr Reiter, IT Manager at Wolff Cellulosics and Werner Metzner, Global Director MMT at Atos Origin. In Atlanta Atos Origin will present Wednesday, April 25 – 12 noon on the topic, "Offshore Testing - Speeding Results and Reducing Costs."

Atos Origin has over 20 years experience working with SAP® applications and is a SAP Global Services partner, an SAP Global Hosting Partner, a member of the SAP NetWeaver® Partnership Initiative and a leading member or the Enterprise SOA adoption program. The Atos Origin practice for SAP applications has more than 4,400 SAP consultants around the globe and has SAP Certified Data Centres in all geographical regions. It assists customers with their SAP projects such as Akzo Nobel Intervet, Huntsman Tioxide, Philips, Sibeg srl, Total and Vitens.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Jose de Vries
+ 33 1 55 91 24 53
Jose.devries@atosorigin.com

Loretta Davis
+ 1 713 513 3113
Loretta.davis@atosorigin.com

Olympic Worldwide IT Partner Atos Origin to Also Provide IT Services for Beijing 2008 Paralympic Games – 25/04/07

Beijing - April 25, 2007 - Atos Origin, an international IT services company and Worldwide IT Partner for the Olympic Games, announced that it has signed an agreement with the Beijing Organizing Committee for the Games of the XXIX Olympiad (BOCOG), under which Atos Origin will provide IT support and services, as well as become a sponsor for the Beijing 2008 Paralympic Games. The agreement makes Atos Origin one of the first TOP Partners of the Beijing 2008 Olympic Games that has also committed to sponsor the Beijing 2008 Paralympic Games.

As the Information Technology Integrator and a critical software and systems provider, Atos Origin will be responsible for providing IT products and services, system customization, integration and operations services for the Beijing 2008 Paralympic Games.

The two main systems that are integral to the information system of the Beijing 2008 Paralympic Games are the Games Management System (GMS), which provides information technology support for the management and organization of the Paralympic Games, and the Information Diffusion System (IDS), which relays on-site competition results and athlete information to media representatives and Olympic family members, as well as to millions of TV and Internet viewers around the world. Atos Origin will design, develop, test, and deploy the two systems.

In addition to building an IT system to meet the special needs of the Paralympic sports, Atos Origin will also customize its current applications to reflect the look and feel of the Beijing 2008 Paralympic Games and provide full Chinese language support, the same as with the Beijing 2008 Olympic Games.

"We are pleased that Atos Origin will bring its in-depth knowledge and experience into the Beijing 2008 Paralympic Games. Having the same IT integrator for both Olympic Games and Paralympic Games undoubtedly helps us to achieve our goal of 'Two Games, Same Excellence'", said Yang Yichun, Director of BOCOG Technology.

"We are happy to have won the support from Atos Origin for the Beijing 2008 Paralympic Games, as the agreement has made Atos Origin one of the first TOP Partners to sponsor the Beijing Paralympic Games and the Chinese Paralympic Committee and athletes. We hope there will be more sponsors to join us to promote the Paralympic movement." said Madame Yuan Bin, Director of BOCOG Marketing.

"As the Worldwide IT Partner for the Beijing 2008 Olympic Games, we are honored to extend our partnership with BOCOG to the Beijing 2008 Paralympic Games. Atos Origin has been providing IT services and support for many of the world's large events for more than 20 years. We have full confidence in delivering our services on time and within budget for the Beijing 2008 Paralympic Games," said Patrick Adiba, Executive Vice President, Olympics and Major Events, Atos Origin.

The Beijing 2008 Paralympic Games is the 13th Paralympic Games and will be held from September 6 to 17 in Beijing, two weeks after the completion of the Olympic Games. The Games will include 20 sports, among which 18 will be held in Beijing. It is estimated that approximately 4,000 athletes, 2,500 coaches and officials from 150 countries and regions will be attending the Beijing 2008 Paralympic Games.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract, covering six Olympiads: Salt Lake City in 2002, operated as SchlumbergerSema; Athens in 2004; Torino in 2006; Beijing in 2008; Vancouver in 2010; and London in 2012. Atos Origin has primary responsibility for Information Technology, which is related to consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

In addition to its commitment to the International Olympic Movement as Worldwide IT Partner, Atos Origin began its active involvement with the International Paralympic Movement in 2002. Atos Origin has been a strong believer in this international movement empowering people and helping them achieve goals they might not have otherwise believed they could attain.

About Atos Origin

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5, 4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

For more information, please contact:

Marie-Tatiana Collombert
Phone: +33(0) 1 55912633
Email: marie-tatiana.collombert@atosorigin.com

Michelle Liu
Phone: +8610-64376688
Email: michelle.liu@atosorigin.com

Allied Bank Selects Atos Origin's ASCCEND Solution to Drive Credit Card Strategy – 25/04/07

Atos Origin's Card Payment Solution Chosen As Ideal Platform For Transaction Volume Growth, Speed of New Service Delivery and Lowest TCO

Manila, Philippines, 25 April 2007 - Atos Origin announced that Allied Bank has selected Atos Origin's ASCCEND as its credit card solution platform to drive its credit card business strategy in the Philippines. Deployment of the solution has already begun and the solution is expected to be live by the end of the year.

Allied Bank is one of the pillars of the banking industry in the Philippines. It has been providing a full range of financial services to consumers and businesses for thirty years. As a further demonstration of its commitment to provide superior services for its clients, Allied Bank will be implementing Atos Origin's end-to-end credit card payment solution, ASCCEND, to upgrade its operational capability and enhance its service quality.

"In the last thirty years, Allied Bank has developed as a strong and resilient financial institution, focusing on customer satisfaction and industry development," said Reynaldo A. Maclang, President of Allied Bank. "In the next phase of our growth, we will continue to invest in strengthening our operational and technological capability to sharpen our focus on meeting the needs of our customers, expanding our customer base and portfolio of services."

"In selecting Atos Origin, we are working with a partner with a proven track record and leadership in credit card payment solution," said Mr Maclang. "ASCCEND is a versatile and flexible solution that fits our requirements and is an ideal platform for us to build up our card payment management capability and to drive our credit card business forward."

Drawing on Atos Origin's more than 20 years of credit card domain expertise, ASCCEND is an integrated payment solution covering the entire spectrum of the card issuing and merchant acquiring business. It enables existing card issuers to do-more-with-less, enhancing business performance and facilitates fast deployment without committing high infrastructure investment.

"We are honored to be chosen as a partner by Allied Bank in its credit card business," said Katherine Lai, Sales Manager for Philippines & Vietnam, Atos Origin Asia Pacific. "More than 70 per cent of the credit cards and over 100 implementation sites in Asia are powered and serviced by Atos Origin's solutions and services. We will leverage the depth of our experience and expertise in credit card solutions to catalyse Allied Bank's drive to be a leading credit card player in the Philippines."

"ASCCEND is a powerful solution because of its flexibility for customization to meet customers' needs, scalability for sustaining rapid transactions volume growth and low cost of total ownership," said Tee Kee Ming, Vice President for Banking and Finance, Atos Origin Asia Pacific. "We are excited about working with Allied Bank and look forward to a lasting and productive relationship."

About Allied Bank
A preferred universal bank, Allied Bank is one of the top ten private commercial banks in the country. Its 30 years of banking alliances span over 285 local and foreign branches, a dozen of local and foreign affiliates and subsidiaries and hundreds of consultancies, correspondents and remittance tie-ups worldwide. Providing a wide array of innovative and value-added products and services, Allied Bank harnesses the latest technologies for greater banking efficiency and convenience. This is in pursuit of its goal of setting up a fully integrated banking system that would deliver multi-product and multi-channel services to its customers.

About Atos Origin
Atos Origin is an international consulting and information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology

Partner for the Olympic Games. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 3,000 employees in 9 countries servicing clients in Financial Services; Discrete Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector. Atos Origin Asia Pacific is a top 50 IT company in ZDNet Asia's Top Tech Index 2005/6; and amongst the top-25 enterprise players in the FinTech 100, according to Financial Insights (an IDC company).

For more information, please contact :
Atos Origin Asia Pacific
Vivien Goh
VP, Marketing Communications
vivien.goh@atosorigin.com
+65 6832 2617

Gilles Arditti appointed Group Senior Vice-President Investor Relations and Financial Communications at Atos Origin – 26/04/07

Paris, 26 April 2007 - Atos Origin today announces the appointment of Gilles Arditti as Group Senior Vice-President in charge of Investor Relations and Financial Communications at Atos Origin. Gilles will report directly to Eric Guilhou, Chief Financial Officer and member of the Atos Origin Management Board. He will be responsible for managing the Group's financial communications and investor relations strategy.

Gilles Arditti has been with Atos Origin since 1990, working in the Finance and Mergers & Acquisitions departments internationally. Most recently Gilles worked as Finance Director for France, Germany and Central Europe. Up until 2004, he worked as Finance and HR Director for Atos Origin France, and prior to this he was M&A Director reporting to Bernard Bourigeaud from 1996 to 1999. Gilles has been active in several strategic projects for Atos Euronext Market Solutions and Atos Worldline. Before joining the Group, Gilles spent six years at Bull and four years at KPMG. He has a Master of Finance from Dauphine University, a Master of International Finance from HEC and is a qualified chartered accountant.

Commenting on his appointment, Eric Gilhou stated: "We are very pleased that Gilles Arditti has taken this new role. His experience and in depth knowledge of the company will promote the Group's strategy and help the investment community to better understand the strong business fundamentals of Atos Origin."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact:
Anne de Beaumont
+ 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Atos Origin renews Premier Travel Inn contract agreement – 30/04/07

Business – to – Business Account Card Services provided by Atos Worldline

London, 30 April 2007 - Atos Worldline, an Atos Origin Company, today announced that it's contract agreement with Premier Travel Inn (in the name of Whitbread PLC) has been renewed for a further five years. The scope of the new agreement includes Premier Travel Inn's Key Premier Accounts which Atos Worldline will account manage in relation to the production and delivery of all services.

Under the renewed agreement, Atos Worldline will provide a range of services to Premier Travel Inn and its B2B customers. The Premier Travel Inn Business Account product is specially designed to make managing travel expenses easier for its business customers. Atos Worldline's service supports Premier Travel Inn in managing its B2B customer relationships and in providing expense information in a streamlined, readily available and cost efficient way.

Premier Travel Inn hold the customer at the core or our business, exceeding expectations is what they are all about. They hold their customers in high esteem and understanding their changing needs and expectations is vital. It was clear through their customer focus groups and commercial relationships that they needed a radically new and bespoke payment solution.

"In the changing commercial landscape both cost control and management information are 'King'. Atos Worldline were able to manage the development through a partnership with our own management teams and develop a customer driven payment solution that allowed us to stay ahead in the Hotel Sector – we believe that the BA leads the way in the Hotel market, and over half of our commercial customers have adopted the card.

Atos Worldline exceeded our own exacting expectations through their partnership approach and creativity in overcoming the challenges and this was a key driver in our sign up with them for the next 5 years. We place great importance on customer relationship management ensuring that our customers have the highest possible levels of service. From the outset Atos Worldline have been helping us to achieve this goal," said Peter Gardiner, Director of Sales, Premier Travel Inn.

Atos Worldline will process business facility request applications, manage credit checking and credit insurance provision, develop and maintain the account holder and application database, produce and despatch account holder cards, process transactions, produce and despatch invoices and statements. It will also handle and escalate management information (such as account holder reporting), process crediting (merchant settlement) and debiting (account holder payment), provide credit and debt risk management, and offers a dedicated Premier Travel Inn Contact Support Team.

Peter Phillips, Director, Electronic Payments & Card Processing for Atos Worldline UK, commented: "We are absolutely delighted with Premier Travel Inn's decision to continue its relationship with Atos Worldline and it demonstrates one of our key strengths - being able to retain and grow existing client business. It reinforces Atos Worldline's leadership position in the field of customer relationship management services in the B2B market as well as our ability to implement business solutions in a timely and cost effective manner. We value the opportunity to add Premier Travel Inn's KPA's to the service portfolio and to the opportunity of growing business and expanding relationships together over the coming years."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the

processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

About Whitbread plc

Whitbread PLC is the UK's leading hospitality company, managing market leading businesses in the budget hotels, restaurant and health & fitness sectors, including Premier Travel Inn, Brewers Fayre, Beefeater, Costa and David Lloyd Leisure.

Whitbread's strategy is to create value for our shareholders by focusing investment and growing in expanding sectors of the hospitality industry, primarily in the UK but also in selected overseas markets.

In the financial year to March 2, 2006, Whitbread generated pre-tax, pre-exceptional profit of £181.1m. Founded in 1742, the company is listed on the London Stock Exchange (as WTB.L) and is a member of the FTSE4Good indices.

About Premier Travel Inn

Premier Travel Inn is the UK's biggest hotel brand with over 480 hotels and more than 32,500 rooms. All Premier Travel Inns feature: en-suite bathroom with shower and bath; beds with duvet; family rooms that sleep up to two adults and two children aged 15 and under; remote control TV/radio alarm; tea/coffee making facilities; spacious desk area; licensed restaurant and bar (except on Motorway Service Areas).

Premier Travel Inn recently became the first Britain-wide hotel group to sign up with national tourist boards, VisitBritain, VisitScotland and VisitWales. This means that Premier Travel Inn is now part of a new quality assessment scheme, specially created for budget accommodation.
Premier Travel Inn offers customers a 'Good Night Guarantee' of a good quality room, comfortable surroundings and friendly service, which is unique amongst Britain's leading hotel chains. Further information is available from www.premiertravelinn.com

For further information, contact:

Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Sam Routley / Hester Bray
MS&L
Tel:+44 20 7878 3000
Email: sam.routley@mslpr.co.uk / hester.bray@mslpr.co.uk

Atos Origin presents 'collaborative excellence' expertise and case studies at European Consumer Products and Retail event ECR – 02/05/07

Paris, Milan, 2 May 2007 - Atos Origin, an international IT services company, participates at the 12th ECR Conference and Marketplace taking place in Milan from 8 – 10 May. Atos Origin will be present at stand # C1-C2 and demonstrate its expertise in the Consumer Products & Retail market through case studies and a joint presentation with Carrefour and L'Oréal. It also showcases its latest offerings throughout the complete value chain focussed on collaborative excellence to help clients advance their business.

Collaboration is perceived today as mandatory in providing real value to the Consumer Products & Retail business to achieve a competitive advantage. Atos Origin will demonstrate the impact of collaborative excellence and innovative solutions on customers' business results together with the following customers that are present on its stand and host their products: Barilla, Campari, Coca Cola, Lavazza, Philips, Sibeg, Whirlpool and Zuegg. Atos Origin will present its global key solution areas for Collaborative Supply Chain Execution and Order-to-Cash, which are specifically defined for customers in the Consumer Products & Retail markets, and focussed on building win-win relationships with the parties involved throughout the complete value chain.

Renaud Wilmet, Senior Vice President Global Manufacturing & Retail Markets at Atos Origin explains: " Atos Origin is a firm believer in collaboration and according to the joint Atos Origin/IDC study 'Collaborative Excellence in the consumer products value chain', going collaborative is now clearly impacting business results. Atos Origin has a solid track record in the Consumer Products and Retail market and offers innovative and effective collaborative solutions and services. We are delighted to jointly showcase collaborative business results at ECR with our customers based on our proven "design, build and operate" approach."

Success stories with customers Carrefour and L'Oréal
Jointly with Carrefour and L'Oréal, Atos Origin will present key strategic factors and a roadmap on "How to improve fulfilment via VMI – a success story on Vendor Managed Inventory" during the breakout session "Retailer & Manufacturer Collaboration Enabling Growth in demand driven Supply Network". The presentation takes place on Wednesday 9 May from 15:30h. – 17:00h.

Atos Origin is a key player in the delivery of consulting and IT services in the Consumer Products & Retail markets, delivers reliable end-to-end solutions and has a blue-chip customer base including Burton's, Carrefour, Coca Cola, Ebru Puleva Group, FloraHolland, Lavazza, Metro, L'Oréal, Premier Foods and Whirlpool.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Paola Sinigaglia
+ 39 2 667 222 09
Paola.sinigaglia@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

SAP and Atos Origin introduce carefree insuring – 03/05/07

Innovation, efficiency improvement and service optimization within reach for health care insurers

Utrecht, 's-Hertogenbosch 3 May 2007 - Atos Origin and SAP announce their cooperation aimed at providing insurance companies with better support and introduce 'Carefree Insuring', an optimization programme for the health care insurance sector. Atos Origin will provide this integrated solution which is based on SAP for Insurance. Atos Origin will be present as a SAPPHIRE Sponsor at SAPPHIRE® '07 in Vienna from 14 May to 16 May, in Hall C booth 2.48 where its experts are present to advise how best to advance its customers' business by integrating SAP offerings.

The introduction of the basic health care policy has drastically changed the health insurance landscape. In order to handle the new tasks efficiently, an integrated approach within the health insurance company is crucial. In care acquisition, the challenge lies in finding the right balance between supply and demand. Agreements with care providers, healthcare provision based on policy terms and conditions, and insurance claims and analysis of damages are important data points. The optimization programme 'Carefree Insuring' will provide healthcare insurers with the means to become the most efficient and service-oriented party in a highly competitive market.

Peter 't Jong, Executive Vice President Sales and Client Management for Atos Origin Netherlands: "Market forces in healthcare will lead to numerous changes in years to come. This places enormous strains on a health insurance company's efficiency and capacity for change."

Ton Veenhof, Sector Director Finance for SAP Netherlands, adds: "IT systems must enable us to support changes at an adequate cost-benefit ratio. With our cooperation, Atos Origin can offer a complete solution capable of fulfilling the continuously changing requirements using SAP for Insurance."

Optimization programme offers advantages

By implementing 'Carefree Insuring', health care insurers can achieve extensive operational efficiency by striking the right balance between organizational requirements, processes and IT infrastructure. With 'Carefree Insuring', IT managers and health care insurers can create a 'straight through processing' system for contact with policy holders, integration with care providers, self-service, claims handling, financial administration and collections and disbursements. The solution is based on an open integration and application platform and makes use of global best practices. This allows faster modifications to IT systems, which reduces time to market and creates greater internal and external customer satisfaction.

'Carefree Insuring' offers a high degree of flexibility thanks to swift implementation of agreements with care providers. The solution will enable easy support for future differentiation in agreements and tariffs. Analysis of damages data brings targeted care acquisition within arms reach. If healthcare insurers opt for policy holder navigation (for example by using preferred providers), the possibility exists to immediately translate this option into policy terms and conditions. The integrated data storage system allows data analyses to be performed, making effects of changes visible immediately.

Atos Origin has more than 20 years of experience with SAP applications and is a SAP Global Services Partner, a SAP Global Hosting Partner, a member of the SAP NetWeaver® Partnership Initiative and a leading member of the Enterprise SOA adoption program. Atos Origin has more than 4,400 SAP application consultants worldwide and SAP certified data centres in all geographical regions. The group was a recipient of the prestigious 2006 Global SAP Pinnacle Award and two 2006 SAP Partner awards.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline

and Atos Consulting.

About SAP
SAP is the global market leader in business software solutions. With these solutions, SAP runs both small and mid-sized businesses and large multinational enterprises. With the aid of SAP solutions, companies the world over are improving their relationships with customers and partners, streamlining their business operations and achieving significant efficiency improvements within their supply chains and business processes. SAP NetWeaver, the open integration and application platform for web-based applications, is the basis for these solutions. SAP currently has more than 25 sector-specific solutions for markets varying from high-tech industry and retail to government and financial institutions. Currently over 38,000 companies in more than 120 countries use SAP software. SAP has subsidiaries in over 50 countries, and is listed on a number of stock exchanges, including the Frankfurt Stock Exchange and the NYSE under 'SAP'. See also: www.sap.nl

For more information:

SAP
Cees Kardolus
+ 31 73 645 7739
Cees.kardolus@sap.com

Atos Origin
Ingrid Clauwaert
+31 30 299 5006
Ingrid.clauwaert@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

More revenue-generating opportunities for banks with the new Atos Origin card debit concept – 07/05/07

Frankfurt/Main, 7 May 2007 - Atos Worldline, an Atos Origin Company, announces that it has developed processing facilities for various new card products, through the combination of "debit acceptance at the point of sale" and "credit functionality for the cardholder". Card-issuing institutions can take customers' needs into account on an individual basis and expand their business scope and revenue-generating opportunities.

With new high value debit product solutions, card-issuing institutions can now increase the attractiveness of their products for the cardholder along with their opportunities to create added value.

The new product solution developed by Atos Worldline combines the advantages of the "brand" (high level of distribution and acceptance across Germany; low processing costs for debit acceptance points of sale) with the "payment means for the customer" and his individual payment needs (longer payment period, revolving credit, instalment credit with the card, daily or monthly debiting of the current account).

In addition, debit payment means, for which credit brands such as VISA or MasterCard ensure broad international acceptance, thus minimising the risk and costs for the cardholder.

Customers' current accounts can be replaced by a card account managed by Atos Worldline, which is coupled with all the functions of a credit card. Even in cases where the customer has previously severed his connection to the "old" main bank by cancelling his current account, the institution can now leave the customer a debit card and line of credit and thus maintain the existing business relationship.

High value debit products are also a good means of developing new customer groups. In cases where the customer currently has an account with an institution other than that of the card issuer, the institution can act together with a cobranding partner and develop new customer potential as well as sell credit via the traditional debit products.

With Atos Worldline's new instalment credit functionality, card-issuing institutions can also take advantage of high value debit products with revolving credit or instalment credit to develop their revenue with regard to business companies, if the latter only accept ec-/Maestro, but not credit cards.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company

Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For further information, please contact:

Anja Müller
Tel: (0 69) 66 57-14 01
EMail: anja.mueller@atosorigin.com

Atos Origin pilots first two way, one to many Electronic Trading Platform for London Insurance Market – 08/05/07

A proven, secure, versatile solution to enable the London Insurance Market to meet regulatory challenges and remain competitive against emerging insurance markets

London, 8 May 2007 - A major global broker and some of the largest insurers in the London Insurance Market are piloting a revolutionary electronic trading platform designed and implemented by Atos Origin, an international IT services company. The move to a digital environment is critical if the London Insurance Market is to cost effectively meet its ongoing regulatory, profitability and cost containment challenges and remain competitive against emerging insurance markets such as Bermuda.

The London Insurance Market – the 300 year old global centre of insurance - currently places approximately 400,000 large scale commercial insurance policies per year generating total gross premiums of £22 billion. Today all the steps in the placement process are carried out through a combination of fax, email and face to face exchanges.

Under the current processes, the annual cost of rework has been estimated to be between £150 and £200 million. While the essence of the London Insurance Market lies in the placing of complex bespoke insurance coverages, which would be difficult to negotiate other than face to face, there are numerous processes in the chain that are low in value and simple to manage electronically. The Atos Origin solution, known as WritePlace, will be capable of handling these exchanges reducing processing costs and freeing up brokers' and underwriters' time.

The Atos Origin solution, WritePlace, is based upon a highly secure electronic trading platform that enables brokers and underwriters to exchange Acord standard XML messages and related documents by connecting their systems via a message hub. WritePlace enables messaging exchange between back-office systems, email, browsers, mobile phones and PDAs, covering the full range of required delivery options. The browser-based interface can be accessed from a desktop, laptop or mobile device. This design enables participants to maximise the returns on their existing investment in systems, expanding upon the existing Peer to Peer implementations to allow connectivity with all market participants. With minor customisation, the platform can also be used for global trading with other Insurance Markets.

Atos Origin will initially configure its existing message hub technology for London Market purposes and connect it with Sequel Business Solutions' class-leading Broking and Underwriting applications. This will demonstrate the one to many, two-way messaging process upon which the pilot will be established. The pilot implementation will connect other broker and insurer applications as required, as well as utilise a browser interface, and will implement electronic endorsement and closing business processes, with other processes in the placing cycle coming on line soon thereafter.

"For Atos Origin, the digitisation of the London Insurance Market represents an exciting challenge, to which the company is totally committed," said Keith Wilman, CEO for Atos Origin in the UK. "Drawing upon the expertise of the entire Group including Atos Consulting, Atos Worldline and Atos Euronext Market Solutions, we are combining technology and tradition to provide a trading platform that will enable the London Market to significantly enhance how it operates."

The Atos Origin solution, WritePlace, leverages the world renowned expertise of Atos Euronext Market Solutions in providing mission critical solutions for stock exchanges, clearing houses, banks, brokers, and intermediaries, together with the proven processing capability of Atos Worldline, which each year processes:

- 250 million messages;
- 4 million stock exchange orders;
- 200 million cheque transactions;
- 100 million internet payments
- 20 million credit card transactions.

Atos Origin is Europe's number one in payments, securities and financial services outsourcing, supporting business processes for 9 of the top 10 European banks. It is also a leading provider of technology services to capital markets through its joint venture with Euronext, Atos Euronext Market Solutions. Through its portfolio of specialist solutions for banks, stock exchanges and insurance companies, Atos Origin helps financial services organisations to manage costs; reform core banking and operational support systems; manage enterprise risk and ensure regulatory compliance.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About London Insurance Market
The London Insurance Market is the world's leading insurance market providing specialist insurance services to businesses in over 200 countries and territories. In 2007, 66 syndicates are underwriting insurance at Lloyd's.

For more information, contact:
Caroline Crouch
Atos Origin
Caroline.crouch@atosorigin.com

Atos Origin to join SAP's Industry Value Network for Chemicals – 09/05/07

Paris, 9 May 2007 - Atos Origin, the international IT services company, today announced it will join SAP's prestigious Industry Value Network for Chemicals. Based on Atos Origin's 'Maximize Manufacturing Together' initiative, SAP welcomes the expertise and knowledge the company can bring to the network and contribute in increased operational efficiencies for their customers. Atos Origin will be present as a SAPPHIRE Sponsor at SAPPHIRE® '07 in Vienna from 14 May to 16 May, in Hall C booth 2.48 where its experts are present to advise **how best to advance its customers' business by integrating SAP offerings.**

This industry-focused collaboration is designed to bring together customers, partners and SAP to develop solutions to customer pain points within the business requirements of the chemical industry. The "Industry Value Network" (IVN), brings together independent software vendors (ISVs) and systems integrators with SAP and executives from leading companies to solve customers' most pressing business challenges through end-to-end business processes running on a common business process platform.

"We are proud to be invited to join the Industry Value Network for the Chemical industry", said Iain Boag, Senior Vice President Enterprise Solutions at Atos Origin. "By engaging best-in-class companies such as Atos Origin to the IVN, SAP can achieve the next level of IT transformation by sharing the experience, identify value opportunities and jointly develop solutions. Working with SAP, our MMT offering is bringing extensive benefits to our customers by harmonizing and rationalizing their specific portfolio throughout their enterprise".

The Maximize Manufacturing Together Program assists customers by using SAP Best Practice Solutions and Methodologies to achieve more business flexibility thereby lowering the TCO of their IT landscape. MMT accelerates implementations for new customers and for customers looking to upgrade to SAP ERP . Atos Origin supports all phases of delivery and operations and counts companies such as Sabic, Shell, ICI, DSM and Symrise amongst its Chemical industry customers.

Atos Origin has more than 20 years of experience with SAP applications and is a SAP Global Services Partner, a SAP Global Hosting Partner, a member of the SAP NetWeaver® Partnership Initiative and a leading member of the Enterprise SOA adoption program. Atos Origin has more than 4,400 SAP application consultants worldwide and SAP certified data centres in all geographical regions. The group was a recipient of the prestigious 2006 Global SAP Pinnacle Award and is a finalist in two categories for the 2007 SAP Pinnacle awards.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin communicates about its contract with KarstadtQuelle

Paris, 9 May 2007 - The outsourcing agreement signed between Atos Origin and KarstadtQuelle in October 2004 concerns the IT Infrastructure including the operation of the data centres and network services, mainframe services and server management, the operation of communication networks, desktops and helpdesk services as well as POS systems and the maintenance of main applications. This contract runs until 2012.

Other statements in the press, which state that this contract or services within that contract will be taken over by other providers, are incorrect.

Atos Origin will continue to fulfil its contractual obligations and be a reliable partner as part of the dual vendor strategy agreed with KarstadtQuelle. In fact Atos Origin and KarstadtQuelle have signed further agreements in the last 3 months, which are on top of the initial agreement and have strengthened and extended their partnership.

This communication is done in agreement with KarstadtQuelle.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contacts for Press:

Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Jan Schüttler
Tel: +49 (0)201 4305 9159
jan.schuettler@atosorigin.com

Contact for Investors:

Gilles Arditti
Tel: +33 (0) 1 55 91 28 83
gilles.arditti@atosorigin.com

Organon outsources global support organization to Atos Origin – 10/05/07

Paris, Oss, the Netherlands, 10 May, 2007 - N.V. Organon, a global pharmaceutical company, and Atos Origin, an international IT services company, signed a contract for the outsourcing of the global infrastructure support services. Atos Origin will introduce and maintain uniform high-standard support services to the business operations of Organon worldwide.

With this agreement Organon will benefit from a professionally managed 7*24 hours support organization while at the same time lowering their operational costs. Vincent van Geerestein, senior vice president Global ICT at Organon says: "Maintaining the flexibility, trust and responsiveness to the business demand of Organon forms the basis to the business relationship between Organon and Atos Origin".

Ed van Nigtevecht, executive director Information Services at Organon says: "The objective of Organon with this global outsourcing contract is to establish high-standard levels of uniform support services in our business operations, while maintaining the flexibility to exclude or expand functionality in the future. We have worked before with Atos Origin on various projects and look forward to continue the cooperation on a service level basis".

Samir El Awadi, vice president Healthcare and Pharma at Atos Origin concludes: "This outsourcing initiative is yet another significant step in Atos Origin's partnership with Organon and clearly confirms a new phase in the business relationship with the new mother company Schering-Plough. Atos Origin has a solid track record in the healthcare and pharmaceutical industry and builds on its global managed operations experience. In this project we take a pragmatic approach to package-enabled process change in a regulated environment.

About Organon
Organon creates, manufactures and markets innovative prescription medicines that improve the health and quality of human life. Through a combination of innovation and business partnerships, Organon seeks to leverage its position as a leading biopharmaceutical company in each of its core therapeutic fields: fertility, gynecology and selected areas of anesthesia. It has extensive expertise in neuroscience and a rich and focused R&D program. Research areas also include immunology and specific areas of oncology. Organon products are distributed in over 100 countries worldwide, of which more than 50 have an Organon subsidiary. Organon is the human healthcare business unit of Akzo Nobel.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Ingrid Clauwaert
+ 31 30 299 5007
ingrid.clauwaert@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Safe Harbor Statement Organon *
This press release may contain statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a

more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company's corporate website www.akzonobel.com. The 2006 Annual Report on Form 20-F will be available in the second quarter of 2007.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Atos Origin wins Gold with SAP Hosting – 10/05/07

Atos Origin was awarded Gold status in the latest re-certification audit of its UK SAP Hosting operation

London, 10 May 2007 - Atos Origin, an international IT services company, today announced that it has been awarded Gold status in its re-certification audit conducted by SAP. This is the highest level of endorsement awarded for such services and Atos Origin is the first UK SAP Hosting partner to achieve this new level in an audit.

SAP endorses partners who have achieved a sound level of quality according to the standards set by SAP AG. Partners can achieve Associate, Silver or Gold status in the audit. The certification covers internal processes and procedures, internal organisation and the quality of the services offered, and demonstrates that Atos Origin is delivering SAP Hosting services complying to the very highest SAP quality standards. Atos Origin is granted special access to SAP knowledge and is closely cooperating with SAP to successfully deliver SAP services to its joint customers.

"This award endorses the excellence of our SAP Hosting Services," said Paul Bray, Head of UK SAP Practice at Atos Origin. "We are committed to delivering consistently reliable SAP services of the quality our customers expect to help them better manage their business and meet their objectives. Our plans are for significant growth in both large and medium enterprise markets including hosted solutions such as SAP in a Box".

SAP Hosting services comprise of:

- Infrastructure Services – an efficient hardware and data centre environment offering appropriate systems availability to match business needs
- SAP Operations – professional management services for reliable day-to-day operation of the SAP system
- SAP Application Management – pro-active and reactive support for SAP systems to provide optimum performance and alignment to changing business demands

Atos Origin is the current holder of SAP UK Partner of the Year for Partner Excellence, an award which recognises customer satisfaction and delivery excellence. The company has over 20 years experience working with SAP solutions and was recently awarded a prized SAP Pinnacle award for Hosting. Atos Origin is an SAP Global Hosting Partner, a member of the SAP NetWeaver® Partnership Initiative and a leading member or the Enterprise SOA adoption program. The Atos Origin practice for SAP applications has more than 4,400 SAP consultants around the globe and has SAP Certified Data Centres in all geographical regions. It assists customers with their SAP projects such as Akzo Nobel Intervet, Huntsman Tioxide, Philips, Sibeg srl, Total and Vitens.
Atos Origin will be present as a SAPPHIRE Sponsor at SAPPHIRE® '07 in Vienna from 14 May to 16 May, in Hall C booth 2.48 where its experts are present to advise how best to advance its customers' business by integrating SAP offerings.

SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information contact:

Caroline Crouch

Atos Origin
Email: caroline.crouch@atosorigin.com

Atos Origin's shares have been suspended pending a press release scheduled for Monday morning 14 May 2007 before the market opens – 11/05/07

Paris, 11 May 2007 - About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert,
Tel: +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com

Louise Tingström,
Tél. : +44 (0) 789 906 6995,
tingstrom@mcomgroup.com

Contact for Investors:
Gilles Arditti,
Tel: +33 (0) 1 55 91 28 83,
gilles.arditti@atosorigin.com

Atos Origin announces Q1 revenues - conclusion of the review of strategic options – 14/05/07

Paris, 14 May 2007 - Atos Origin today announced that unaudited revenues for the three months ended 31 March 2007 amounted to EUR 1,435 million, representing a 6.9 per cent increase on a reported basis and a 2.5 per cent increase on a constant scope and exchange rate basis. Revenue growth was above expectations for the quarter, thereby underpinning the Group's objective of 8.5 per cent top line growth in 2007.

Further to its statement on 26 March 2007, Atos Origin has now finalised the review of strategic options. At the end of the period set by the Group, no binding offers have been received and the Supervisory and Management Boards have unanimously concluded that it is in the best interest of all Group stakeholders to pursue and accelerate, on a stand-alone basis, the value-creating strategy announced in February this year. The Group has thus terminated all discussions with third parties.

Atos Origin is fully committed to the implementation of its transformation plan, with 3 objectives over 3 years: firstly to accelerate organic growth; secondly to improve efficiency; and thirdly to operate as a global company.

Execution of the transformation plan is already enjoying solid momentum, notably in global offshoring where the initial 2009 target of 6,100 staff has been increased to 8,000 based on increased demand from our major country organisations.

The integration of Banksys is also proceeding ahead of plan. The Group will look to further accelerate its development in the payment segment and to participate in the consolidation of the sector, building on its successful Atos Worldline activity, already a pan-European leader.

Atos Origin is also exploring opportunities to strengthen its presence in Asia.

Bernard Bourigeaud, CEO of Atos Origin, declared "We received expressions of interest to buy all the shares of the company in March and decided to review these proposals. Following this review process, the Supervisory and Management Boards reached the unanimous decision that the best option for Atos Origin and all its stakeholders is to pursue the implementation of the transformation plan on a stand-alone basis in order to create ongoing value for our shareholders, clients and employees alike. We confirm our target of doubling our operating margin in absolute value by end 2009, and with a solid client base, strong recurring revenues and a healthy financial situation we look to the future with confidence."

A webcast in English will be held today 14 May 2007 at 3.00 pm, CET time.

Next date

1 August 2007 Announcement of 2007 first semester results

Disclaimer

This document contains further forward-looking statements that involve risks and uncertainties concerning the Group's expected growth and profitability for 2007 and after. Actual events or results may differ from those described in this document due to a number of risks and uncertainties that are described within the 2005 annual report filed with the Autorités des Marchés Financiers (AMF) on April 6th, 2007 as a Document de Référence under the registration number : D07-302. All the definitions used in this document are in the 2006 annual report on the Atos Origin website.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market

Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com
Louise Tingström, Tel: +44 (0) 789 906 6995, tingstrom@mcomgroup.com

Contact for Investors:
Gilles Arditti, Tel: +33 (0) 1 55 91 28 83, gilles.arditti@atosorigin.com

Q1 2007 REVENUES ANALYSIS

In € million	Q1 2007	Q1 2006	% Change
Revenue reported for Q1 2006	**1,435**	**1,342**	**+6.9%**
Acquisition	-65		
Disposals		-5	
Exchange rates impact		-1	
Organic growth	**1,370**	**1,336**	**+2.5%**

Q1 2007 revenue by service lines:

In € million	Q1 2007	Q1 2006	% current growth	% organic growth
Consulting	95	103	-8.0%	-6.3%
Systems Integration	584	570	+2.5%	+3.1%
Managed Operations	756	669	+13.0%	+3.4%
Total Group	**1,435**	**1,342**	**+6.9%**	**+2.5%**

Q1 2007 revenues by geography:

In € million	Q1 2007	Q1 2006	% current growth	% organic growth
France	398	405	-1.7%	-1.1%
United Kingdom	273	270	+1.2%	-1.3%
The Netherlands	273	259	+5.6%	+5.6%
Germany + Central Europe	143	143	+0.2%	+1.7%
Rest of EMEA	257	186	+38.4%	+4.4%

Americas	55	47	+17.3%	+29.7%
Asia Pacific	35	33	+7.3%	+13.3%
Total Group	**1,435**	**1,342**	**+6.9%**	**+2.5%**

EPCA 2007: Atos Origin to present innovative acquiring solutions and scenarios for online banking-based electronic payment processes in the SEPA age – 15/05/07

Frankfurt/Main, 15 may 2007 - *As a sponsor of the EPCA (European Payments Consulting Association) Conference 2007, Atos Worldline, an Atos Origin Company, will be setting up an Information Stand at the Hotel Intercontinental in Frankfurt on 15 and 16 May, where the company will present its new payment transaction solutions and visions for implementation of SEPA and the era beyond.*

Using computer presentations, Atos Worldline will demonstrate its innovative service-oriented system architecture (SOA) acquiring solutions. Its exposition of best practice will include a look at MERLIN, the Worldline Pay Acquiring Back-Office Solution, which was recently implemented as an enterprise application integration concept for a payment service provider. Atos Worldline will show how MERLIN can be integrated into modern system architectures as a service module and will present the completely new application scenarios that result from this integration. MERLIN functions can be combined with various services provided by iDEAL, a Dutch on-line payment system, for example, or linked with the Atos Worldline Internet Payment Solution.
Atos Worldline will present a scenario in which – in contrast to the ground up development of a monolithic system – aspects such as e-Commerce, internet payments, iDEAL acquiring processing and cards acquiring can be jointly managed in a single solution through the intelligent integration of existing services and systems.

On top of that, Atos Worldline will also provide an insight into the current state of national On-line Banking ePayment (OBeP) solutions and demonstrate blueprints for potential scenarios for realising a European ObeP strategy within the context of SEPA. Atos Worldline will explain the advantages and disadvantages of the various solutions approaches; such as the development of a single and uniform standard for on-line banking based electronic payments. An explanation will also be provided of the tasks that Atos Worldline is undertaking as part of the current strategic approach, and which it can also implement rapidly thanks its existing flexible service-oriented system architecture.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

About EPCA
EPCA is an annual conference for independent consultancy firms from the payment transaction systems and products sector. Almost all the firms involved in EPCA work with major companies in the payment transaction sector. The conference is hosted every year by different members. The event brings together participants from various areas of the financial services sector to swap experiences of best practice, to network and to find out about innovations in the payments sphere.

For more information, please contact:
Anja Müller
Tel. +49 (0) 69 6657-1401
e-mail: anja.mueller@atosorigin.com

Atos Origin tests IT systems and applications for Pan-American Games Rio 2007 – 17/05/07

Brazilian Military Pentathlon Championship is the first Test Event

Rio de Janeiro, Brazil, 17 May 2007 - Atos Origin, an international information technology services company, today announced the first technology test event for the Pan American Games Rio 2007 during the World Military Modern Pentathlon Championship at the Deodoro Complex that happened from May 14 to 15, 2007.

Atos Origin, the prime technology partner for the XV Pan-American Games Rio 2007, tested all the applications and systems at both the competition venue - Deodoro Military Circuit – and the Technology Operations Centre for all five Modern Pentathlon disciplines: Equestrian; Racing; Swimming; Fencing and Shooting. These systems will be used to manage information and provide competition results during the Pan-American Games Rio 2007 to be held from July 13 to 29, 2007.

The technology systems for timekeeping, measurement and local transfer of results have been tested and include:
registration system

- timing process
- touch and domain detector (for Fencing discipline)
- information diffusion system
- capture and distribution of the competition results systems

The Test Events are critical to ensure the smooth running of all information technology systems at Games time. During these tests, Atos Origin set up and managed a helpdesk infrastructure at the Technology Operations Centre to provide an implacable management support to all Games sport-related applications.

Since 1989, the Atos Origin Major Events unit is exclusively dedicated to the provision of IT solutions and services to large-scale events and international bodies, carrying its experiences and know-how from one event to another. The business unit aims to share its experience with sporting and non-sporting event organizers, and link this to specialist consulting, project management, systems integration, systems management, and the provision of software solutions.

Atos Origin has been contracted by the International Olympic Committee (IOC) to deliver IT for the Games of Salt Lake City in 2002 (operated as SchlumbergerSema), Athens 2004, Torino 2006, Beijing 2008, Vancouver 2010 and London 2012.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries.
In Brazil, Atos Origin employs 2.000 persons, focused on design, build and operations of technology solutions and in 2006 celebrates its 15th anniversary.

Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Hill & Knowlton Brazil
Ana Lúcia Brecco
+55 11 5503 2878
abrecco@hillandknowlton.com

Atos Origin Brazil
Patricia Grilli

+55 11 2183-2015
patricia.grilli@atosorigin.com

Atos Origin Global
Anne-Marie Capilla
+ 33 (0)1 55 91 20 52
anne-marie.capilla@atosorigin.com

Atos Origin Successfully Delivers Upgrade to NHS Choose & Book Service – 22/05/07

Making Choose and Book simpler and easier to use to help improve efficiencies in hospitals

London, 22 May 2007 - Atos Origin, an international IT services company, has today confirmed the successful implementation of the latest upgrade to the Choose and Book system, part of the NHS National Programme for IT, being delivered by NHS Connecting for Health.

Choose and Book is now available across the country with take up of the service increasing each month. A total of more than 3 million referrals to specialist care have now been made. Trusts are reporting that Choose and Book is allowing them to increase efficiencies in hospitals by helping to reduce the number of Did Not Attend (DNA) appointments and improve waiting times for patients. For example, at Kettering Hospital NHS Trust, DNAs are reduced by 35%, when referrals are made through Choose and Book.

Atos Origin and its sub-contractor, Cerner, designed and delivered this most recent upgrade, following feedback from users, patients and the British Medical Association. Improvements are:

Facilitating two-week wait referrals
Hospitals can now explicitly identify which services accept two-week wait referrals, enabling GPs to identify them more quickly. Many PCTs are already using this to start the transfer of two-week wait referrals from fax to electronic booking.

Finding services more effectively
GPs can now group potential services by hospital, helping to more quickly identify the appropriate service.

Improving patient printouts
Format and wording has been enhanced on the printouts given to patients by their GP advising them of their appointment, or how to book it, making them clearer and easier to read.

"We welcome this latest upgrade and improvements to the Choose and Book service," said Dr Naeem Shaukat, Consultant Cardiologist. "We have been using Choose and Book since June 2006 and have found it useful. It has allowed us to manage the referrals in a more contained way and to redirect patients appropriately. These measures will help to reduce the time spent by patients waiting and will help towards us meeting the 18-week target."

"Atos Origin is fully supportive of and committed to the success of the National Programme for IT," said Ian Hill, Head of Health, UK, Atos Origin. "We recognize that the Choose and Book service, as part of the wider National Programme for IT, is radically changing the way that clinicians and staff across the NHS work, and we continue to work with all parties involved to ensure that the changes deliver benefits for the NHS and value to patients."

"Together with our partners Atos Origin and NHS Connecting for Health, Cerner is dedicated to ensuring that the Choose and Book service is as intuitive, fast and easy to use as possible," said David Sides, Cerner UK managing director. "As we continue to deliver upon our commitments together with our partners, we look forward to increasing usage to help more patients take control of their health and treatment."

Atos Origin delivered the national Choose and Book application on time and to budget on 2 July 2004 and has since successfully delivered three major upgrades and thirty four minor releases. The Choose and Book service is built on the *Cerner Millennium®*-based electronic bookings applications software solution.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed

operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Cerner
Cerner Corp. is taking the paper record out of healthcare, eliminating error, variance and waste in the care process. With more than 7,500 associates worldwide, including 900 clinicians and 2,100 in-house consultants, Cerner has deployed nearly 6,400 Cerner Millennium solutions in more than 1,100 facilities across the globe. This makes Cerner the leading supplier of healthcare information technology.

For more information, contact:
Caroline Crouch
Email: caroline.crouch@atosorigin.com

Atos Origin Optimizes Call Center for French Police Mutual Insurance Association – 24/07/05

Paris - May 24th, 2007 - Atos Origin subsidiary Atos Worldline has been awarded a contract by Mutuelle Générale de la Police (MGP, the French Police Mutual Insurance Association) covering IT maintenance on the call center platform that serves MGP members and representatives. The service now has a single call number with an interactive voice response system and telephone applications designed to improve call qualification, distribution to agents and processing. Atos Worldline's solution is based on the Worldline Smart Contact virtual call center management application.

One of the French Interior Ministry's largest supplementary health insurance providers, Mutuelle Générale de la Police is dedicated to defending and improving coverage for its more than 300,000 members, representing two-thirds of all police employees in France. MGP has 1,800 representatives based in 38 contact centers across mainland France and in the French overseas departments and territories. Its nationwide, regional and local offices are equipped with powerful technology to ensure fast, efficient response to member needs.

The solution implemented by Atos Worldline to install and maintain the call center information system includes deployment of a single call number (0810 000 182) integrated with an interactive voice response (IVR) system, to handle calls outside business hours, and the Worldline Smart Contact automatic call distribution application.

The service, which is operated by Atos Worldline, can process between 1,700 and 3,500 calls a day, depending on the period. It can redistribute incoming calls to platforms at four different geographic locations.

Atos Worldline has integrated a web-based supervision and statistical reporting application directly into the MGP information system for quantitative and qualitative analysis of call traffic and processing.

The entire service has been deployed in a secure operating environment built on the Worldline Smart Contact solution. This virtual contact center is set up in hosted mode to combine the flexible deployment of a light client interface (via a dedicated MGP website) and high-security hosting in a shared environment.

"The hosted mode configuration designed by Atos Worldline lets us maintain a totally flexible solution for supervision and management of operations at all our sites. This includes all call center agents, whether they're working at one of the different branches or directly at the head office," said Sylvie Le Callennec, head of the MGP call center service. "With this system, any agent with a phone, a web browser and a network connection is completely integrated as part of the virtual call center. We've been able to deploy a really efficient, end-to-end solution that significantly improves the user experience by cutting wait time and optimizing call distribution."

The new service is already operational at all four MGP call center platforms in Créteil, Pau, Nice and Bordeaux.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of

Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

Further information:
Anne-Marie Capilla
Tel : + 33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

BP extends application management contract with Atos Origin – 24/05/07

Essen, 24 May 2007 - Deutsche BP AG, a subsidiary of the international BP petroleum group, has concluded a continuation contract for application management with Atos Origin. Germany's biggest petroleum group is thus placing the development, support and maintenance of its software applications in the hands of the international IT services company for at least another two years. In future, Atos Origin will employ staff in India to carry out some of these services.

By extending the outsourcing contract, Deutsche BP AG is strengthening its partnership with Atos Origin by at least another two years. The international IT services provider already supports almost all of Deutsche BP's applications in its downstream business and some of its international applications. These applications include all the SAP systems and special applications for the petrol station network.

A new component of the contract is the use of offshoring. The contract includes a provision for a considerable number of BP application management services to be carried out by Atos Origin employees in India.

The extension of the contract demonstrates the confidence that BP has in Atos Origin's IT services. "Outsourcing application management to Atos Origin has had a very positive impact on BP", reports Dr. Ralf Funder, Global Applications Manager at Deutsche BP. "We would like to continue this trustworthy working relationship so that we can concentrate fully on our core tasks."

Atos Origin created the Oil competence centre in Essen in 2005 after taking over responsibility for application management for BP, in which it integrated around 50 IT employees from the petroleum group. "The extension of the Deutsche BP contract is confirmation of the ongoing and outstanding work carried out by the employees working in our Oil competence centre," emphasises Wolfgang Sturm, Chief Operations Officer for Germany and Central Europe at Atos Origin. "At the same time, it reinforces our position as a competent IT partner for the oil and gas industry."

Over 100 specialists from the IT services provider work for companies worldwide in the oil sector in Atos Origin's Oil competence centre. They design and implement industry-specific business processes, support system integration, develop individual solutions and assume responsibility for the management of the IT infrastructure and applications, right through to outsourcing. The industry-specific solutions and services provided by Atos Origin range from supply chain management, customer relationship management, document management, equipment monitoring and bonus or loyalty card billing to special applications for monitoring gas pipelines.

About Deutsche BP

Deutsche BP AG is a subsidiary of the international oil and gas company BP p.l.c., London. BP is now number one in Germany, Europe's most important petrol station and lubricant market. Deutsche BP is not only represented by the BP brand in Germany, but also the well-known premium brands Aral and Castrol.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for further information:

Jan Schüttler
+49 201 4305 9159
jan.schuettler@atosorigin.com

Jose de Vries
+ 33 6 22 04 40 68
jose.devries@atosorigin.com

Lion Copolymer Selects Atos Origin for Immediate Disentanglement Transition Services – 29/05/07

Atos Origin responds quickly to handle SAP services for newly acquired division of Lion Copolymer

Houston, 29 May 2007 - Atos Origin, an international IT services company, announced today their North America offices will deliver disentanglement services to Lion Copolymer, LLC, an affiliate of Lion Chemical Capital, LLC to integrate the services for the announced purchase of the EPDM business from the Chemtura Corporation.

The disentanglement will include provisioning a new SAP system from the existing Chemtura SAP system and integration of critical systems as well as creation of additional infrastructure such as networks and e-mail. Atos Origin was the company selected to execute immediate transfer and implementation of all services upon close of the acquisition.

"Carving out systems for M&A activity is always complex in that each deal is different and this was no exception," says Mark Cyran, Vice President Managed Operations for Atos Origin North America. "Our dedicated teams of SAP and infrastructure experts are in place for the challenge of this quick integration."

"Atos Origin has a proven track record with Lion Copolymer," says Linda Philips - IT Director at Lion Copolymer. We appreciate their mid-market service model and integrated SAP services and are confident they will provide personalized service during this transition. Based on our existing relationship with Atos Origin, we can leverage synergies with existing business and help enable the benefits of the acquisition."

Atos Origin will provide full lifecycle SAP hosting services in a very flexible model designed for the mid-market. Atos Origin is an award winning SAP hosting partner. In addition, infrastructure disentanglement will be provided which will result in a hosted e-mail solution and managed networks.

Atos Origin has more than 20 years of experience with SAP applications and is a SAP Global Services Partner, a SAP Global Hosting Partner, a member of the SAP NetWeaver® Partnership Initiative and a leading member of the Enterprise SOA adoption program. Atos Origin has more than 4,400 SAP application consultants worldwide and SAP certified data centres in all geographical regions. The group was a recipient of the prestigious 2006 Global SAP Pinnacle Award.

About Lion Copolymer, LLC
Lion Copolymer, LLC, is a leader in the manufacture of synthetic rubber with a solid reputation for quality products and services. Established in Baton Rouge, Louisiana in 1943, the company and its employees have successfully met the changing needs of its customers for over fifty-seven years.

Lion Copolymer Press Contact:
Peter de Leeuw
Lion Chemical Capital
+ 1 281-378-1571

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are $7.3 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. For more information, please visit the company's website at: www.na.atosorigin.com.

For more information, please contact:
Loretta Davis
+ 1 713-513-3113
loretta.davis@atosorigin.com

Atos Origin wins Grand Prix at the Public: Private Finance Awards 2007 – 29/05/07

Recognising how the Atos Origin run NHS Walk-In Centres have helped to improve public services

London, 29 May 2007 - Atos Origin, today announced that the NHS Commuter Walk-in Centres they run in Manchester Piccadilly and Canary Wharf won the Grand Prix: best operational project across all sectors at the Public: Private Finance Awards 2007. The Grand Prix recognises the improvement in public services that the Atos Origin run NHS Walk-In Centres have delivered and the benefits that they have brought to the local community.

The Walk-In Centres at Manchester Piccadilly and Canary Wharf also won the best operational health scheme in recognition of the innovation, excellence and best practice that Atos Origin and the Department of Health have applied in setting up and running both centres.

Since opening the two centres, Manchester Piccadilly in November 2005 and Canary Wharf in April 2006, more than 45,000 patient consultations have been carried out. Between the two facilities, on average 90% of patients see a nurse practitioner or GP within 20 minutes of arrival.

Patient feedback has been extremely positive with 94% of patients at Manchester Piccadilly and 96% of patients at Canary Wharf rating the service as either good or excellent. Staff satisfaction is also very good at both centres with 100% of staff saying that they are satisfied with Atos Origin and 100% strongly agreeing that their working environment is good.

"Winning these awards is a great achievement that highlights Atos Origin's ability and expertise in delivering primary care services that are helping the Department of Health to improve access and give patients more choice," said Keith Wilman, UK CEO for Atos Origin. "The award recognizes the dedication and commitment of our staff to ensure the success of both Walk-In Centres and my congratulations go to the entire team."

"The two Walk-In Centres are performing very well and we are delighted that the centres have won these prestigious awards, " said a spokesperson at the Department of Health. "The high patient satisfaction rates show that these centres are fulfilling the expectations of the patients who visit them."

The NHS Commuter Walk-in Centre programme is part of the independent sector treatment programme, a groundbreaking initiative that has helped to dramatically reduce waiting lists and introduce choice and contestability into NHS healthcare.

The service is led by nurses with a range of qualifications and experience in both primary and emergency care. The clinical team also includes a General Practitioner. The centre is open from 7am to 7pm, Monday to Friday, for treatment of minor injuries and ailments such as cuts, sprains, aches, and advice on health, stopping smoking and more.

Both centres are located near major commuter hubs and are aimed at meeting the needs of commuters who are unable to readily access their own GP as well as local residents that like the convenience and accessibility of the services.

The Public Private Finance Awards, judged by a panel of some of the most respected and experienced professionals from the public and private sectors, promote best practice and recognize innovation and excellence. The Awards dinner took place at The Grosvenor House Hotel on Tuesday, 22nd May 2007.

Atos Origin is a unique service provider to the UK healthcare sector, providing occupational health, primary care, capability assessment and diagnostic services to more than two million people each year. Atos Origin also delivers IT programmes at the heart of the health service modernisation programme, increasing patient choice and improving the patient experience.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information please contact:
Caroline Crouch
Atos Origin
Caroline.crouch@atosorigin.com
+44 20 7830 4233

Atos Origin promotes the participation of women in IT – 29/05/07

The company has signed a collaboration agreement with the Spanish Coordinator for the European Women's Lobby

Madrid 29 May 2007 - Atos Origin, an international IT services company, today announced that it has signed a collaboration agreement with the Spanish Coordinator for the European Women's Lobby (CELEM,) to encourage the participation of women in IT.

The agreement signed with CELEM, which represents 35 women's organisations in Spain, represents the first time that a technology company and a women's organisation work together to support and encourage the participation of women in IT.

Through this agreement, Atos Origin will develop a specific methodology for integrating systems plans, known as ISIS: Methodology for Implementation of Information Systems in Women's Associations. The project is subsidised by Plan Avanza, within the framework of the 2006 announcement of the Ministry of Industry, and will be completed in the first half of 2007.

This project stems from the need to incorporate new technologies and modernise the information and communication systems of social movements, especially Women's Associations, which are lagging behind other collectives in areas of technology. The difficulty in accessing new information technologies and adequate implementation of these are still basic challenges for these organisations. Although many have already taken the first step by incorporating Internet access and email, and have a website, they still have not made systematic advances. Many still find it difficult to make a strategic commitment to incorporate new technologies, which are normally dependent on hardware donations and occasional installations of software, and other technological products and systems.

The women's associations are part of the more than 250,000 not-for-profit non-governmental organisations in Spain. These organisations contain about 11 million members, one million volunteers who dedicate more than four hours a week to collaborate in activities in the sector, more than 475,000 full-time paid employees, and running costs that make up 4% of Spain's GDP according to the figures gathered in a study published a few years ago by the BBVA Foundation and which demonstrate the size of the not-for-profit sector in Spain.

The agreement between Atos Origin and CELEM deems it fundamental to promote access by women's associations to the Information Society. The benefit of having strategic planning tools on its information systems will enable women to have modern, competitive, flexible, organisations capable of meeting their needs, while at the same time integrating them into the framework of the Knowledge and Information Society. It will also enable said entities to consolidate their capabilities as forums of civil participation and political influence.

The methodology to be developed by Atos Origin will take into account innovative key factors in the scope of Information Systems, such as:

- the size of the organisation, taking into account that many associations are small to medium-sized
- the gender factor
- the fact that they are not-for-profit organisations
- the inclusion of e-participation

The methodology will be validated in five women's organisations: *the Federación de Mujeres Progresistas* (Progressive Women's Federation), the *Comisión para la Investigación de Malos Tratos a Mujeres* (Commission for Investigation of Abuse to Women), the *Asociación de Mujeres Juristas Themis* (Themis Women Lawyers Association), *Forum Feminista* (Feminist Forum), and the Spanish Coordinator for the European Women's Lobby itself.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed

operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Anne-Marie Capilla
+ 33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

Six More Hospitals Deploy Open Source Emergency Medical Record Solution – 29/05/07

Emergency Medical Record Featured at 2007 Emergency Medicine Trade Show

Paris, May 29, 2007 - Since September 2006, Grenoble University Hospital and Atos Origin have equipped six new hospitals with the Emergency Medical Record solution, which will be presented at the Emergency Medicine trade show to be held at the Palais des Congrès in Paris from May 30 to June 1 (exhibitor booth B14).

"We're facing constantly growing demand for emergency medical services and we need efficient resources to address it," says Dr. Afif Kaddour of the Grenoble University Hospital. "The Emergency Medical Record delivers an effective solution for optimizing patient reception and managing the diagnosis and therapeutic processes. Its deployment significantly reduces administrative tasks while improving communication among caregivers, thanks to the seamless transmission of management and alert information."

Developed by the Grenoble University Hospital, the open source Emergency Medical Record solution is now being offered to public and private sector emergency rooms through the combined expertise of the Grenoble University Hospital and Atos Origin.

The solution's deployment at six additional hospitals has confirmed its success among emergency healthcare professionals. It is now being used in more than 32 emergency rooms in France to address such critical EMS issues as:

- Managing waiting patients.
- Tracking patient care.
- Managing clinical observation and prescription protocols.
- Automatically transmitting emergency care reports and statistics to healthcare information servers.
- Communicating with family doctors.
- Compiling activity statistics.

The Emergency Medical Record has been ported to Microsoft's .NET platform by teams from the Grenoble University Hospital and Atos Origin.

"Efficient computerization of these processes was absolutely essential," notes Benoît Valencia, Director of the Healthcare/Social Services market at Atos Origin. "The Emergency Medical Record represents a groundbreaking business model since the lack of a licensing fee means that budgets can be totally allocated to optimizing EMS capabilities and delivering the implementation and support services that guarantee the project's success.

About the Grenoble University Hospital
The Grenoble University Hospital is one of France's leading teaching hospitals in terms of both size and involvement in dynamic initiatives to drive innovation and integrate new information technologies. The hospital designed and developed the Cristalnet clinical Enterprise Resource Planning (ERP) application, which covers all the main processes and skills implemented by a healthcare or emergency services unit. The suite is now available in an open source version managed by the "Colibris" group of hospitals, whose members pool enhancements and are actively involved in shaping the application's basic functions.

Contact:
Françoise Verroust
+ 33 (0)4 76 76 51 63
fverroust@chu-grenoble.fr

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning

client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact:
Anne de Beaumont
+ 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Atos Origin strengthens future of sales experts with launch of Global University – 30/05/07

Paris, 30 May 2007 - Atos Origin, an international IT services company, launches a global Atos University Sales & Markets in order to accelerate sales and drive new ideas across the Group and to its clients. The University strengthens the core of the Group - its global network of sales experts - and puts emphasis on market knowledge, uniform working methodology based on best-practices and collaborative working. It anticipates to train up to 1,000 sales & markets experts each year. The University mixes leading technology, international culture, and cutting edge business learning, and enables Atos Origin to advance its position as a leader in the international IT market.

The university is set to become the beating heart of the company where people from all over the world gather to develop their skills, exchange and network with their colleagues, and build long-term relations with each other and the organization. This reflects the truly international culture of Atos Origin who is present in 40 countries with an international workforce of 50,000 people. The key differentiator of the program is that it is extremely modular and adaptable to a person's career path. It offers a complete training program for 'Young Atos Origin' and for senior Management Executives, but is not restricted to employees only. It also involves the company's partners and customers in order to reinforce strong collaboration with the stakeholders to make an organization succeed.

The launch of this university supports Atos Origin's strategic initiative announced earlier this year in its Transformation Program, "3 O 3", aimed at accelerating organic growth, improving efficiency and operating as a global company. It is a top priority to ensure that Atos Origin employees have the right blend of skills, experience and expertise to meet the needs of its customers. This new Global University offers the continual and high-level personal development essential to Atos Origin's future success. The program is aimed at creating a strong sales community that effectively exchanges knowledge and values specific to their market and country, in order to create the synergy effects that an international organization such as Atos Origin can build on.

Philippe Germond, Management Board Member at Atos Origin gives his view: "Our employees are at the heart of our business strategy and our fundamental purpose is therefore to invest in them and develop their commercial, technical and interpersonal skills to ensure competitive advantage for the future. Our objective is to increase sales performance, balance retention and optimize our global knowledge management. This University is proof of our commitment to make these objectives happen".

He adds: "The University will be headed by Hans Jan Pijbes, vice president Atos University Sales & Markets, who will be responsible for the direction, design and execution of the sales management development programs. He was selected for this position based on his success in the design and implementation of the Atos Origin University Telecom Faculty Programs".

The Atos University Sales & Markets program is built on three pillars: sales skills, market knowledge and solution knowledge and will cover all major issues and challenges facing the current and future IT industry, as well as providing participants with concepts and methods to help their clients gain competitive advantage. The program will allow Atos Origin to become a true partner in its clients' transformation to help them optimize and innovate their IT environments, reduce costs and risks, and to truly leverage their international experience.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Marie-Tatiana Collombert

José de Vries

Atos Origin celebrates an award-winning month – 31/05/07

Recognising the commitment and determination of Atos Origin staff to work with clients to help them advance their organisations

London, 31 May 2007 - Atos Origin, an international IT services company, today announced that it won several awards in the UK during May. These include the 'Platinum' award at the Management Consultancies Association Awards for work with the Department for International Development (DFID) to restore confidence in the Security and Justice systems in the Balkans and the 'Grand Prix' at the Private Finance Awards 2007. This award recognises the improvement in public services and high levels of customer satisfaction that Atos Origin run Walk-In Centres at Manchester Piccadilly and Canary Wharf have delivered.

Private Finance Awards 2007
Atos Origin won the Grand Prix: best operational project across all sectors at the Public: Private Finance Awards 2007 for setting up and managing the Manchester Piccadilly and Canary Wharf NHS Walk-In Centres.

The Walk-In Centres at Manchester Piccadilly and Canary Wharf also won the best operational health scheme in recognition of the innovation, excellence and best practice that Atos Origin and the Department of Health have applied in setting up and running both centres.

Since opening the two centres, Manchester Piccadilly in November 2005 and Canary Wharf in April 2006, more than 45,000 patient consultations have been carried out. Between the two facilities, on average 90% of patients see a nurse practitioner or GP within 20 minutes of arrival.

Management Consultancies Association Awards
Atos Consulting won the prestigious Platinum Award. This award recognises the outstanding performance of the consulting team that worked with the Department for International Development (DFID) to restore confidence in the Security and Justice systems in the Balkans.

Atos Consulting also won the best International Engagement Award for the same project and the Best Innovation Award for its work with DFID to help bring communication technologies to rural African communities through the Catalysing Access to ICTs in Africa programme.

"Winning these awards is a huge achievement, but to win them all in one month is such an outstanding result, "said Keith Wilman, UK CEO, Atos Origin. "It acknowledges the commitment and determination of our staff to work with our clients to help them to better manage and advance their organisations. These awards highlight our strengths across consulting, systems integration, managed operations and medical services and our track record in delivering on time and to budget. My congratulations go to all our employees."

In addition to the above five awards, Atos Origin and its customers were also successful in the following:

- AstraZeneca, an Atos Consulting client, received an Honorary Mention for Best Technology in Shared Services at the Shared Services Week 2007
- Atos Origin was named UK Services Partner of the Year at the Cognos Annual Customer and Partner Awards performance.
- Atos Origin was awarded Gold status in its re-certification audit conducted by SAP.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, contact:
Caroline Crouch
Email: caroline.crouch@atosorigin.com

Dominique Illien, Atos Origin Management Board Member, pursues new opportunities – 01/06/07

Paris, 1 June 2007 - After 14 years with Atos Origin, spent in top management positions, where he has greatly contributed to the Group's success over the years, Dominique Illien has decided to leave the company and pursue new opportunities.

"I personally would like to thank Dominique for all his efforts and commitment to Atos Origin and wish him good luck in his new endeavours," declares Bernard Bourigeaud
Chairman of the Management Board and CEO of Atos Origin.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for press
Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Contact for investors
Gilles Arditti
Tel: +33 (0) 1 55 91 28 83
gilles.arditti@atosorigin.com

Atos Origin, Microsoft and Compuware Team Up to Support Migration of Applications to .NET – 06/06/07

Paris, 6 June 2007 - Built on the Migration Factory concept initiated by the Microsoft Technology Center, the new "Migration Center for .NET" solution combines Microsoft development environments and technologies, Compuware analysis and code quality tools, and Atos Origin's expertise and platforms to deliver an innovative, shared methodology for migration management. This allows businesses to protect their legacy applications while integrating changes in development methods and architectures.

Atos Origin, Microsoft and Compuware have announced that they will collaborate to provide a turnkey solution for migrating enterprise applications developed under Microsoft DNA architectures (VB5/6, C++, etc.) to the Microsoft .NET architecture. "Migration Center for .NET" is an industrialized process with a complete toolset that enables companies to protect the value-added of their business applications while embracing fundamental technological improvements, from object-oriented programming to new distributed or service-oriented architectures.

In most big French corporations, the challenge of migrating business applications developed under VB5 and VB6—adding up to literally tens of millions of lines of code—is made even more difficult by the shortage of Visual Basic development and maintenance capabilities. What's more, applications need to be consolidated to reduce operating and upgrade costs. Equally important. solutions must be open to allow businesses to seize new opportunities such as Web-based services, service-oriented architecture (SOA) or mobility. These same challenges apply to applications written in C++, ASP and other aging technologies.

Enhanced capabilities

The "Migration Center for .NET" solution is the result of unique cooperation between three pivotal players in the IT industry. Atos Origin is leveraging its experience in application migration to provide the methodologies and expertise required to analyze, prepare and execute turnkey migration projects. It has put together a dedicated cross-disciplinary team that combines experts in DNA technologies and the .NET environment, including software architects, project managers and developers.

Purpose-built migration tools

To execute migration projects, these experts deploy Compuware's DevPartner Studio Professional Edition and Compuware Application Quality Solution (CAQS) development support tools. Thanks to collaboration with Microsoft and Atos Origin, the Compuware tools have been specially adapted to resolve migration issues such as code portability, quality diagnostics, mapping, unit testing and performance testing. The information generated by these tools is used to make decisions on actions required, to accelerate and ensure the reliability of developments and to track progress throughout the project.

Developers will also benefit from the assistants and tools supplied by Visual Studio 2005. Overall monitoring of the migration project is performed with Microsoft Team Foundation Server.

The acceptance and non-regression testing phases are industrialized as well thanks to Compuware and Microsoft tools.

Diagnostics and launch support

Microsoft is providing access to its Microsoft Technology Center Paris, which is equipped with Compuware tools. MTC architecture specialists can therefore quickly provide businesses with an evaluation of project feasibility and costs, as well as an initial diagnostic of code portability.

Beyond migration: a successful transition to .NET architecture

Depending on the scope of the project or the number of business applications to be migrated, Atos Origin performs turnkey migration or provides onsite support for clients deploying "Migration Center for .NET" tools and processes, enabling them to migrate applications at their own pace. Thanks to their proven .NET capabilities, Atos Origin, Microsoft and Compuware can also assist businesses in addressing the architectural challenge of migrating two tier client/server applications to new multi-tier and service-oriented architectures.

Five Atos Origin Service Centers in France have obtained CMMI Level 3 Certification – 27/06/07

Paris – June 27, 2007 - Atos Origin, a leading international IT services company, has announced that its service centers in Bordeaux, Lyon, Nantes/Brest, Sophia Antipolis and Toulouse have obtained CMMI Level 3 certification, thereby confirming its leadership in industrializing its systems integration businesses in France. The certification process is in line with Atos Origin's Global Sourcing strategy and supports the objectives of its Transformation 3o3 plan, which aims to speed the Group's organic growth by globalizing its operations and improving productivity.

"We are the first[1] IT services company in France to receive CMMI Level 3 certification, for five of our regional service centers," said **Claude Aulagnon, CEO of Atos Origin's Systems Integration business in France.** "This represents a new phase in our ambitious industrialization program. The CMMI3 certification process is also underway for our other centers—Grenoble and Rennes, which are already CMM3-certified, as well as Clermont-Ferrand and Orléans. At present, our industrial organization provides us with a competitive strength in satisfying the market's requirements. With the CMMI process, we have optimized our ability to respond, meet our commitments, manage projects, leverage our experience and provide close-to-the-customer service. The process ensures that our customers will receive the reliable, effective support and capabilities they need."

To effectively support changes in its customers' businesses and respond to specific requests, Atos Origin has organized its service centers according to the innovative principle of a matrix structured by technologies and skills clusters. In this way, customers benefit from the best solutions for attaining their **performance, quality** and **cost-reduction objectives.**

By industrializing its service center operations, Atos Origin is able to systematically program every stage in the IT data production process. This operating procedure is supported by:

- Common skills reference guidelines integrating the specific needs of each service center.
- Production controlled by measurements and indicator analyses.
- Customer satisfaction surveys.

The industrialization and alignment of methods and tools is based on leveraging skills and best practices developed on the frontline. The **continuous improvement** process is led by communities of IT engineers who share the same feedback and capitalize on innovative practices.

New employees have immediate access to a base of tried and tested operating processes that enable them to integrate their teams in the best possible conditions. Thanks to specially designed training courses in all major phases of applications management and other projects, **employee skills are constantly being enhanced and developed.**

1 – Source: Software Engineering Institute (list of certified facilities)

About CMMI

The CMMI model (Capability Maturity Model Integration), developed by the SEI (Software Engineering Institute) at Pittsburgh's Carnegie Mellon University (United States), is a significant step forward from the previous model, CMM.

CMMI defines the key elements required to perfect the processes required to produce effective applications and systems and describes the improvements which enable the change from an improvised process to a mature, disciplined process. It helps to promote the following goals: product cost, schedule, functionality and quality, set by the company with a view to providing its clients with ever greater satisfaction.

CMMI is becoming the reference for assessing the maturity of a company's processes, by comparing their level with the sector average. CMMI is also useful for planning improvements to a company's applications and systems processes.

CMMI is made up of five levels, with the fifth being the highest. Each level defines the company's level of maturity.

Level 3 corresponds to a "defined" level of maturity, where processes are described and applied by the whole organisation.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning

Atos Origin's recommendations and skills transfer enable companies to de-silo and upgrade VB5 and VB6 applications while protecting business-critical legacy applications that represent very significant added value. The Compuware and Microsoft solutions industrialize and accelerate the process of migrating and upgrading to .NET architecture while enhancing visibility regarding project feasibility and timeframes.

Beyond the inherent benefits of migration, aligning Compuware and Microsoft solutions with Atos Origin's people and proven methods guarantees a stable, long-term lifecycle for .NET projects.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Compuware Corporation
Compuware Corporation maximizes the value IT brings to the business by helping CIOs more effectively manage the business of IT. Compuware solutions accelerate the development, improve the quality and enhance the performance of critical business systems while enabling CIOs to align and govern the entire IT portfolio, increasing efficiency, cost control and employee productivity throughout the IT organization. Founded in 1973, Compuware serves the world's leading IT organizations, including more than 90 percent of the Fortune 100 companies. Learn more about Compuware at http://www.compuware.com/.

About Microsoft
Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and solutions that help people and businesses realize their full potential. Created in 1983, Microsoft France employs around 1000 people. Eric Boustouller was appointed general manager of Microsoft France in February 2005.
If you are interested in viewing additional information, please visit www.microsoft.com/fr/fr/default.aspx.

Microsoft Technology Centers (MTCs) provide everything you need – an outstanding environment, industry leaders, and technology experts – to envision, architect and demonstrate a secure, customized solution based on Microsoft and partner technologies. An MTC's dynamic collection of resources shortens your development time by removing traditional barriers and reduces the total cost of solution acquisition. Drawing on the integrated innovation of Microsoft products and technologies, the MTC can be a powerful resource for your organisation. Please visit http://www.microsoft.com/mtc.

For more information, please contact:
Anne de Beaumont
+ 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Michel Simion
+ 33 (0)1 41 14 20 48
michel.simion@fr.compuware.com

Christophe Bonnot
+ 33 (0)6 64 40 47 39
cbonnot@microsoft.com

NXP Semiconductors signs contract with Atos Origin to migrate global file transfer infrastructure to Axway's solution - 11/06/07

Paris, 11 June 2007 - Atos Origin, an international IT services company, signed a three-year agreement with NXP Semiconductors, a global semiconductor company founded by Philips, to migrate and manage their existing large file transfer infrastructure to Axway's Synchrony Transfer software. This state-of-the-art, managed file transfer solution will support nearly all NXP's value chain, including research, engineering and manufacturing. File transfer is critical to NXP's business processes and with the new tailored solution, managed file transfer is standardized on a global scale, works efficiently and is cost effective. More than 100 servers and approximately 8,000 users across 12 countries worldwide will be connected to the new infrastructure, executing over 20 million file transfers per year.
NXP selected Atos Origin as its implementation partner because of its ability to meet NXP's needs for complete end-to-end services. In partnership with Axway, Atos Origin offers state-of-the-art software, extensive migration project expertise and global managed service experience. Additionally, the company has a long-standing, successful, working relationship with NXP.

Tom Rixen, Global Client Manager NXP at Atos Origin explains: "We are happy to start this extensive migration project at NXP Semiconductors with Axway as our partner to provide a high-performance solution. This contract underlines the positive continuation of our long history of working with NXP. We believe that the migration will go seamlessly and that the new infrastructure will perform to the complete satisfaction of the customer".

Louis Luijten, CIO at NXP Semiconductors concludes: "Our current infrastructure was developed in-house and has served us well, but the cost of maintaining and further developing this solution became too high. With Axway's Synchrony Transfer we have found more than a mere replacement, the solution offers us a future proof platform for our growing file transfer requirements. Through Atos Origin we get Synchrony Transfer delivered as an on demand service, bringing us the price / performance and flexibility we need at NXP."

About NXP
NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in 26 countries across the world. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at http://www.nxp.com/

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Axway
Axway is the leading global provider of collaborative business solutions. Over 8,000 organizations worldwide depend on Axway to manage and control their business-critical information in motion — improving value chain efficiency, regulatory compliance and quality of service. A subsidiary of Sopra Group, SA, Axway is headquartered in Scottsdale, Arizona, and has offices in 20 countries.

For more information please contact:

Atos Origin
Jose de Vries
+ 33 6 22 04 40 68
jose.devries@atosorigin.com

Axway
Michel Clerin
+ 33 1 47 17 26 70
mclerin@axway.com

Atos Origin New Management Board Structure – 12/06/07

Paris / Brussels, 12 June 2007 - Atos Origin today announced that, in agreement with the Supervisory Board and its Nomination Committee, Bernard Bourigeaud has decided to structure the Management Board as follows:

- • Bernard Bourigeaud, Chairman of the Management Board and CEO
  • Philippe Germond, Vice-Chairman of the Management Board and Deputy CEO, reporting to Bernard Bourigeaud;
  • Eric Guilhou, Senior Executive Vice President Global Functions;
  • Wilbert Kieboom, Senior Executive Vice President Operations.

Eric Guilhou and Wilbert Kieboom will report directly to Philippe Germond.
On the proposal of Bernard Bourigeaud and the Supervisory Board Nomination Committee, Philippe Germond will be the identified successor for the position of CEO. The two will work together on developing a strategic plan for the Group, and manage a smooth succession.

Bernard Bourigeaud declared: "With this tightened and simplified management structure, Atos Origin is very well equipped to successfully deliver our transformation plan and our growth objectives. With Philippe Germond we provide a stable outlook for all our stakeholders".

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact :
Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Lyonnaise des Eaux Chooses Atos Origin to Manage Multichannel Automated Call Center for Outbound Customer Calls – 21/06/07

Paris, June 18, 2007 - Atos Worldline, an Atos Origin company has won a contract to upgrade, manage and operate the automated call system of Lyonnaise des Eaux, a unit of the Suez Group. Previously used to generate outbound calls to alert customers in the event of a public health crisis, the system's capabilities will now be extended to communications campaigns targeting both consumer and business customers. Selecting Atos Worldline to deploy and develop the new solution will allow Lyonnaise des Eaux to broaden its range of services by offering customers fast, reliable, useful information 24/7.

One of France's largest drinking water utilities, Lyonnaise des Eaux wanted to upgrade its automated outbound call system to improve and optimize delivery of messages via multiple channels (voice, SMS, MMS, fax and e-mail). The system is currently used both for crisis communications and to provide general information for consumer and business customers. Lyonnaise des Eaux has selected Atos Worldline's "Smart Push" solution, which sends bulk messages by SMS, MMS, e-mail, fax or voice calls.
"The rich functionalities delivered by Atos Origin's multichannel solution make it ideally suited to the different types of information Lyonnaise des Eaux wants to communicate to customers concerning their local water services," said Stéphane Cordier, Director of Operations for Lyonnaise des Eaux (Suez Group). *"The new system will therefore help us to deepen and personalize our customer relationships."*

Lyonnaise des Eaux will leverage the "Smart Push" automated multichannel contact application for a variety of uses:

- Send out alerts concerning potential public health problems to a target population in less than an hour.
- Notify customers in the event of technical incidents impacting the public drinking water network.
- Personalize customer relationships by sending an SMS, about maintenance work, for example, or to confirm an appointment.

Atos Worldline boasts 20 years experience in designing and executing multichannel alert campaigns. Its modular, open-ended solution developed for Lyonnaise des Eaux delivers multiple benefits:

- An industrial-strength, certified hosting platform for critical and/or high-traffic applications.
- A high-security operating environment with maximum uptime (24/7), able to accommodate heavy traffic applications characterized by sharp variations and very demanding performance criteria.
- Hands-on support from specialists to guarantee swift responsiveness in implementing service enhancements.
- User-friendly management and administration tools for initiating campaigns, programming campaign settings and verifying results via statistics, summaries and reports.
- Lyonnaise des Eaux has access to a Web interface used to monitor current, completed and upcoming campaigns, showing details on execution and status. Reporting includes real-time statistics as well as comprehensive end-of-campaign summaries, plus summary reports for each contact addressed by the campaign.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline

implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

About Lyonnaise des Eaux

Lyonnaise des Eaux, a subsidiary of the Suez Group with over 8,600 employees, provides drinking water for 14 million people and treats wastewater for more than 9 million inhabitants in France. The company puts its customers at the heart of its concerns, by planning operations and projects in line with sustainable development.

Further information:

Anne-Marie Capilla
Tel : + 33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

Atos Origin launches Atos Healthcare – 20/06/07

Delivery to first new customer already underway

London, 20 June 2007 - Atos Origin at today's NHS Confederation Conference launched Atos Healthcare, a new division which combines Atos Origin's healthcare expertise in one integrated, world-class offering. Atos Healthcare, which leverages the company's knowledge of consulting, technology and healthcare services, also announced that it has commenced delivery of Occupational Health Services to more than 6000 NHS Blood and Transplant employees.

Atos Healthcare has been set up in response to growing demand from private and public sector organisations for a joined-up approach to healthcare service delivery. With 2,000 employees in the UK - including more than 500 full-time and 1300 contract medical professionals – Atos Healthcare delivers a range of services from change management, procurement, hosting and software development, through to disability assessments, occupational health and front line primary care.

Atos Healthcare is delivering ground-breaking projects, such as Choose and Book and the first privately run, award-winning NHS Walk-In Centres in England. Each year, Atos Healthcare also carries out 1 million medical assessments and looks after the occupational health of 500,000 employees from its 150 UK treatment centres.

"Following our increasing success in the healthcare market and its importance to our business, we have created Atos Healthcare, enabling us to better focus on the needs of our customers and further grow and strengthen our position in this market," said Keith Wilman, UK CEO, Atos Origin.

"I am delighted that on the same day as we launch Atos Healthcare, we are able to announce that we have commenced service delivery of occupational health services to NHS Blood and Transplant. We remain committed to working with all our clients to lead improvements in the way care is delivered and giving control to patients to help them choose how to manage their health most efficiently, conveniently and reliably."

For NHS Blood and Transplant, Atos Healthcare is providing a broad range of occupational health services from 15 locations across the country. These services include health surveillance, immunizations and assessments for sickness absence and pre-employment, display screen equipment and night workers. It is also providing a 24 hour sharps injury helpline.

Atos Healthcare is one of three specialist focus areas for Atos Origin. It sits alongside Atos Euronext Market Solutions, a joint venture with Euronext, (which provides mission-critical solutions for stock exchanges, clearing houses, banks, brokers and intermediaries) and Atos Worldline (which processes large-volume electronic transactions, specialising in electronic payment services, CRM and e-services).

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting. For more information, visit www.atoshealthcare.com

For more information please contact:
Caroline Crouch
Atos Origin
Caroline.crouch@atosorigin.com
+44 20 7830 4233

Oxygen-Finance choose Atos Origin Private Label Services – 21/06/07

Enabling organisations to more effectively manage expenditure

London, 21 June, 2007 - Atos Worldline, an Atos Origin Company, is providing its Private Label services to Oxygen-Finance, a private held company that helps clients manage and control procurement activity. The Atos Worldline solution is critical to Oxygen-Finance's innovative solution that enables organisations to track procurement spend as revenue rather than cost. This in turn enables them to more effectively manage expenditure and so increase contract compliance with preferred suppliers.

"Atos Worldline demonstrated a strong track record in payment processing; a scaleable solution and the experience and expertise to extend the scheme outside the UK," said David Brown, Chief Executive of Oxygen Finance. "All of which helps us to deliver financial and tangible benefits to our customers – a recurring new income stream, greater visibility of procurement expenditure, increased contract compliance and reduced accounts payable costs."

Under the three year contract Atos Worldline will deliver its Private Label Business Account Service including applications processing, database management, transaction authorization, statement and invoice consolidation, payment collection and settlement processing. It will also provide a help desk to support technical queries and questions relating to the financial reconciliation of the Oxygen programme.

"We are delighted to be entering into a new business relationship with Oxygen and given that payment processing is fundamental to the Oxygen scheme, we are extremely confident that our leading Private Label services can strengthen Oxygen's position in the marketplace and benefit their customers," said Peter Phillips, Business Unit Director, Electronic Payments & Card Processing, Atos Worldline in the UK.

Atos Worldline's Private Label Business Account Service provides companies that sell B2B products and services the opportunity to grow revenues and brand loyalty by offering its corporate customer's an easy mechanism and financial benefits for always using its products and services. The service effectively manages B2B customer relationships and provides business expense / purchase information in a streamlined, readily available and cost efficient way by means of web portal facilities.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

About Oxygen Finance
Oxygen Finance Limited (www.oxygen-finance.com) is a privately held company, established in 2005 to provide customers with a unique new approach to managing and controlling procurement activity. Oxygen provides solutions for the large enterprise/public sector and SME sector, which are

based around a single procurement driven payment network that enables customers to generate a recurring new revenue stream from their procurement spend.

IT employees name Atos Origin as favourite employer in Dutch Salary Survey 2007 – 22/06/07

Utrecht, 22 June 2007 - IT employees on the lookout for a new job would prefer to go work for international IT services company Atos Origin. This makes Atos Origin the Netherlands' favourite employer. These are the results of the recently published annual Salary Survey conducted by consultancy Berenschot on behalf of the Dutch trade publication Automatiserings Gids. The preference for Atos Origin is key in a tight job market defined by increasing job mobility.

The Salary Survey conducted by Automatiserings Gids and Berenschot – an annual survey held among IT employees since 2000 – revealed that in 2007, an average of 29 percent of IT employees working for an IT service provider is looking for a new employer. Among IT employees not currently working for an IT service provider, the number is even higher: 32 percent. This represents a clear increase compared to 2006, when job mobility averaged 22 percent.

In total, almost 2,000 IT employees (57% of them working for IT service providers) were asked about numerous job aspects. Of course, this included salaries and benefits, but also aspects such as 'what employers are they considering', 'why do people stay with their current employer', and/or 'why are employees considering leaving their current employer'. The survey revealed increased job mobility in a tight market, which makes it all the more important for IT services providers to do well when it comes to being a preferred employer.

Henny Hendriks, Executive vice president Operations & HR at Atos Origin, is pleased with the survey outcome. "We are one of the few IT companies who negotiate an annual Collective Works Agreement (CAO) with employee organizations. We also work on challenging, often international projects. In this respect, our work for the Olympic Games immediately comes to mind. With 9,000 employees in the Netherlands - and 50,000 worldwide - we provide ample opportunity for growth. We also stimulate our employees to develop themselves within their field through specialized training programmes. Interesting point in the Salary Survey is that employees first choose for a pleasant working atmosphere and then for development possibilities and salary. Our company is also positively rated for its working atmosphere. In a tight job market with high mobility, it's great to be the first choice."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:
Jose de Vries
+ 33 6 22 04 40 68
jose.devries@atosorigin.com

Michel-Alain Proch appointed Chief Financial Officer at Atos Origin – 25/07/06

Paris, 25 June 2007 - Atos Origin announced the appointment of Michel-Alain Proch as Group Chief Financial Officer. Reporting directly to Eric Guilhou, Member of the Management Board and Senior Executive Vice President Global Functions, Michel-Alain Proch is a member of Atos Origin Executive Committee created in order to strengthen, coordinate and streamline activities across countries, activities, sales and different functions.

Michel-Alain Proch is a graduate of l'Ecole Supérieure de Commerce de Toulouse and holds a degree of Etudes Supérieures Comptables et Financières. After six years spent at Deloitte & Touche, in Paris and in London, Michel-Alain Proch then held different management positions at Hermès, first in Internal Audit and Controlling, previous to joining Atos Origin, he was Chief Financial Officer for North and South America, based in New York.

Michel-Alain Proch, 38 years old, joined Atos Origin in 2006 as Group Senior Vice-President responsible for Internal Audit and Risk Management.

Commenting on his appointment, Eric Guilhou stated: "Michel-Alain Proch is an excellent addition to the finance team and brings a well rounded international experience to the Group; I know he will contribute significantly to our effort to coordinate and streamline our activities in order to meet our objective to operate as one global company and we are very pleased to have him on board."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact

Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Anne de Beaumont
+ 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

GE Money Bank Selects Atos Origin as its Visa Card Processor – 28/06/07

Frankfurt am Main – June 28, 2007 - Atos Worldline, an Atos Origin company, has been processing GE Money Bank's Visa cards in Germany using its proprietary SEMPRIS®core management system since early 2007. GE Money Bank chose Atos Worldline for its range of products aligned with current market needs and its ability to deliver a broad array of highly complex, synergistic services in a record turnaround time of less than three months.

GE Money Bank offers current accounts, consumer credit, savings and investment products, life insurance, home loans and credit cards to its consumer customer base.

Atos Worldline handles the technical processing of GE Money Bank's Visa cards using its proprietary SEMPRIS®core card management system. Atos Worldline also leverages SEMPRIS®core and additional modules such as revolving credit, loan insurance and apply online card management to manage the entire credit card chain, from card application processing to card issuing to cardholder service. These modules are specifically configured to work with the business processes underlying the prepaid, bonus and other rate systems. Atos Worldline currently processes an aggregate 7.2 million Visa and Mastercard cards for its customers with SEMPRIS®core.

GE Money Bank intends to tap into other Atos Worldline services to increase customer satisfaction. Examples include making it possible for cardholders to access account information over the Internet, on a cell phone or by interactive voice response (IVR).
GE Money Bank also plans to make the most of Atos Worldline's experience to get involved in offline and online co-branding, as Atos Worldline currently handles more than 500 co-branding programs.

"Atos Worldline is an effective partner in helping us grow our business in Germany," noted Johannes Neander, GE Money Bank credit card processing manager. "GE Money Bank is a leader in the global credit card market and we have very ambitious objectives in Germany. By combining our global expertise with Atos Worldline's competencies and forefront position in Germany, we have a solid base for meeting those objectives."

"We are pleased to provide GE Money Bank with our innovative products and technologies to target current market needs and meet specific objectives in credit card processing," declared Erik Munk Koefoed, Executive Vice President at Atos Worldline. *"GE Money Bank's plans to offer multi-channel delivery of account information via cell phone, the Internet or IVR opens exciting prospects for product differentiation and for leveraging new growth potential."*

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees
.

About GE Money Bank
GE Money Bank offers retail customers checking accounts and credit cards, personal loans, savings and investment products as well as insurance and mortgages through its Germany-wide

branch network and direct sales channel. GE Money Bank also provides brand-independent car financing for new and used vehicles and offers individual instalment financing through retail partners. GE Money Bank is based in Hanover, Germany, and is part of the GE Consumer Finance division of the US-based General Electric Company (GE).

For more information, please contact:
Anja Müller
Tel. +49 (0) 69 6657-1401
e-mail: anja.mueller@atosorigin.com

Anne-Marie Capilla
Tel. +33 (0) 1 55 91 20 52
e-mail: anne-marie.capilla@atosorigin.com

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